SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of November, 2005

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Report of Independent Auditors

To the Board of Directors and Stockholders
Unibanco Holdings S.A.

1	We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Unibanco Holdings S.A. and Unibanco Holdings S.A. and subsidiary companies (Unibanco Holdings Consolidated) for the quarters and nine-month periods ended September 30, 2005 and 2004 and for the quarter ended June 30, 2005. This information is the responsibility of the Company’s management.

2	Our reviews were conducted in accordance with the standards established by the Institute of Independent Auditors of Brazil (IBRACON) and the Federal Accountancy Council (CFC), and mainly comprised: (a) inquiries of and discussions with officials responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's and its consolidated financial position and operations.

3	Based on our limited reviews, we are not aware of any material modifications which should be made to the aforementioned quarterly information for it to be in conformity with the accounting practices adopted in Brazil applicable to the preparation of the quarterly information, consistent with the standards established by the Brazilian Securities Commission (CVM).

4	Our limited reviews were conducted for the purpose of issuing a report on the accounting information included in the ITR mentioned in the first paragraph, taken as whole. The statements of cash flows, which are presented in Note 21 to provide supplementary information with respect to Unibanco Holdings S.A. and Unibanco Holdings Consolidated, are not required as an integral part of these quarterly financial statements. The statements of cash flows have been subjected to the limited review procedures described in paragraph 2, and, based on our limited review, nothing has come to our attention that causes us to believe that the statements of cash flows are not presented fairly, in all material respects, in relation to the quarterly financial statements taken as a whole.

5	The limited review of the Quarterly Information (ITR) for the quarter ended June 30, 2005 was conducted in connection with the audit of the financial statements of Unibanco Holdings and Unibanco Holdings Consolidated, on which we issued an unqualified opinion dated August 10, 2005.

São Paulo, November 7, 2005

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Sergio Miron
Contador CRC 1SP173647/O-5

(Convenience translation into English from the original previously issued in Portuguese)
SERVIÇO PÚBLICO FEDERAL CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHERS COMPANIES	DATE – SEPTEMBER 30, 2005

THE FILING WITH THE CVM DOES NOT IMPLY ANY EVALUATION OF THE COMPANY. THE ACCURACY OF THE INFORMATION PRESENTED IS THE RESPONSIBILITY OF THE MANAGEMENT OF THE COMPANY.

IDENTIFICATION

1 – CVM CODE 01475-3	2 – CORPORATE NAME UNIBANCO HOLDINGS S.A.	3 - CNPJ 00,022,034/ 0001-87
4 – NIRE 35,300,140,443

HEAD OFFICE ADDRESS

1 – COMPLETE ADDRESS Avenida Eusébio Matoso, 891 – 22nd floor			2 – DISTRICT Pinheiros
3 – POST CODE 05423-901	4 - TOWN São Paulo			5 – STATE SP
6 - AREA CODE 11	7 – PHONE 55 (11) 3095-2877	8 - PHONE -	9 - PHONE -	10 - TELEX -
11 – AREA CODE 11	12 – FAX 55 (11) 3814-8977	13 - FAX -	14 - FAX -	-
15 - E-MAIL mailto:investor.relations@unibanco.com.br

DIRECTOR OF INVESTOR RELATIONS (Mailing address)

1 – NAME Geraldo Travaglia Filho
2 – COMPLETE ADDRESS Avenida Eusébio Matoso, 891 – 4nd floor				3 - DISTRICT Pinheiros
4 – POST CODE 05423-901	5 – TOWN São Paulo			6 - STATE SP
7 – AREA CODE 11	8 – PHONE 55 (11) 3097-1313	9 - PHONE -	10 - PHONE -	11 - TELEX -
12 – AREA CODE 11	13 – FAX 55 (11) 3813-6182	14 - FAX -	15 - FAX -
16 – E-MAIL mailto:investor.relations@unibanco.com.br

ITR REFERENCE / AUDITOR

FISCAL YEAR IN COURSE		CURRENT QUARTER			PRIOR QUARTER
1 – START	2 – END	3 - NUMBER	4 - START	5 - END	6 - NUMBER	7 - START	8 - END
Jan 1, 2005	Dec 31, 2005	3	Jul 1, 2005	Sep 30, 2005	2	Apr 1, 2005	Jun 30, 2005
9 - NAME/CORPORATE NAME OF THE AUDITOR PricewaterhouseCoopers Auditores Independentes						10 - CVM CODE 00287-9
11 – RESPONSIBLE PARTNER NAME Paulo Sergio Miron						12 – RESPONSIBLE PARTNER CPF 076,444,278-30

(Convenience translation into English from the original previously issued in Portuguese)
SERVIÇO PÚBLICO FEDERAL CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHERS COMPANIES	DATE – SEPTEMBER 30, 2005

IDENTIFICATION

1 – CVM CODE 01475-3	2 – CORPORATE NAME UNIBANCO HOLDINGS S.A.	3 - CNPJ 00,022,034/ 0001-87
4 – NIRE 35,300,140,443

CAPITAL BREAKDOWN

NUMBER OF SHARES (in units)	1 - CURRENT QUARTER Sep 30, 2005	2 - PRIOR QUARTER Jun 30, 2005	3 – SAME QUARTER PRIOR YEAR Sep 30, 2004
Paid in Capital
1 – Common	276,867,952	315,145,875	315,145,875
2 – Preferred	553,465,920	528,158,887	528,158,887
3 – Total	830,333,872	843,304,762	843,304,762
In Treasury Stock
4 – Common	-	-	-
5 – Preferred	17,467,460	12,970,890	13,391,635
6 – Total	17,467,460	12,970,890	13,391,635

COMPANY CHARACTERISTICS

1 – TYPE OF COMPANY Commercial, Industrial and Others
2 – TYPE OF SITUATION Operating
3 – NATURE OF CONTROLLING SHAREHOLDER National Holding
4 – ACTIVITY CODE 1170000 – Participation and Administration
5 – PRINCIPAL ACTIVITY Holdings Corporate Participation
6 – TYPE OF CONSOLIDATED Total
7 – TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Without Exceptions

COMPANIES EXCLUDED FROM CONSOLIDATED STATEMENTS

1 – ITEM	2 – CNPJ	3 – CORPORATE NAME

REMUNERATION APPROVED AND/OR PAID DURING AND SUBSEQUENT TO THE QUARTER

1 – ITEM	2 – EVENT	3 - APPROVAL DATE	4 - REMUNERATION	5 - BEGINNING OF PAYMENT	6 - TYPE OF SHARE	7 – REMUNERATION PER SHARE
01	RCA	7/15/2005	Interest on own capital	7/29/2005	ON	0.0033367000
02	RCA	7/15/2005	Interest on own capital	7/29/2005	PN	0.0033367000
03	RCA	7/15/2005	Interest on own capital	7/29/2005	ON	0.0337633000
04	RCA	7/15/2005	Interest on own capital	7/29/2005	PN	0.0337633000
05	RCA	7/15/2005	Interest on own capital	7/29/2005	ON	0.1254328000
06	RCA	7/15/2005	Interest on own capital	7/29/2005	PN	0.1254328000
07	RCA	10/20/2005	Interest on own capital	10/31/2005	ON	0.0337633000
08	RCA	10/20/2005	Interest on own capital	10/31/2005	PN	0.0337633000

(Convenience translation into English from the original previously issued in Portuguese)
SERVIÇO PÚBLICO FEDERAL CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHERS COMPANIES	DATE – SEPTEMBER 30, 2005

IDENTIFICATION

1 – CVM CODE 01475-3	2 – CORPORATE NAME UNIBANCO HOLDINGS S.A.	3 - CNPJ 00,022,034/ 0001-87
4 – NIRE 35,300,140,443

SUBSCRIBED CAPITAL AND CHANGES DURING THE CURRENT FISCAL YEAR

1 - ITEM	2 –DATE OF CHANGES	3 - CAPITAL (in thousands of Reais)	4 - CHANGE (in thousands of Reais)	5 - CHANGE SOURCE	7 - NUMBER OF SHARES ISSUED (in thousand)	8 - ISSUE PRICE (in Reais)

DIRECTOR OF INVESTOR RELATIONS

1 – DATE November 10, 2005	2 – SIGNATURE

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS
DATE - SEPTEMBER 30, 2005
QUARTERLY INFORMATION	Corporate Legislation

BALANCE SHEET INDIVIDUAL
Amounts expressed in thousand of Reais

ASSETS	September 30, 2005	June 30, 2005

CURRENT ASSETS	120,932	170,718
Cash and due from banks	10	20
Demand deposits	10	20
Other assets	120,922	170,698
Financial Assets	9,680	9,241
Interest on own capital receivable	104,061	158,645
Prepaid taxes	7,167	2,804
Other assets	14	8

LONG-TERM ASSETS	70,743	48,749
Other credits	70,743	48,749
Financial Assets	70,743	48,749

PERMANENT ASSETS	5,228,163	5,147,897
Investments	5,228,163	5,147,897
Subsidiary companies	5,228,163	5,147,897
-Local	5,228,163	5,147,897

TOTAL	5,419,838	5,367,364

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS
DATE - SEPTEMBER 30, 2005
QUARTERLY INFORMATION	Corporate Legislation

BALANCE SHEET INDIVIDUAL
Amounts expressed in thousand of Reais

LIABILITIES	September 30, 2005	June 30, 2005

CURRENT LIABILITIES	107,153	146,620
Interest on own capital payable	89,478	134,957
Other liabilities	17,675	11,663
Accounts payable - taxes	17,666	11,659
Accounts payable	9	4

LONG-TERM LIABILITIES	84,158	72,156
Provisions	84,158	72,156
Provision for tax litigation	84,158	72,156

STOCKHOLDERS' EQUITY	5,228,527	5,148,588

Capital:	1,863,450	1,863,450
-Local residents	794,569	756,100
-Foreign residents	1,068,881	1,107,350
Capital reserves	345,559	413,729
Revaluation reserve on subsidiaries	3,224	3,337
Revenue reserves	2,656,221	2,656,221
- Legal	200,570	200,570
- Statutory	36,603	36,603
- Realizable profits reserve	2,419,048	2,419,048
Unrealized gains and losses - marketable securities and
derivative financial instruments	(6,267)	(27,838)
Treasury stock	(112,052)	(68,170)
Retained earnings	478,392	307,859

TOTAL	5,419,838	5,367,364

The accompanying notes are an integral part of these quarterly information.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS
DATE - SEPTEMBER 30, 2005
QUARTERLY INFORMATION	Corporate Legislation

STATEMENTS OF INCOME INVIDUAL
Amounts expressed in thousands of Reais
	From July 1, 2005	From January 1, 2005	From July 1, 2004	From January 1, 2004
	to September 30, 2005	to September 30, 2005	to September 30, 2004	to September 30, 2004

Operating income (expenses)	265,915	749,190	186,188	510,547
Personnel and other administrative expenses	(82)	(428)	(111)	(426)
Other operating income	3,362	8,030	1,245	2,665
Financial income	3,362	8,030	1,245	2,665
Other operating expenses	(12,184)	(34,344)	(7,291)	(23,340)
Financial transactions and other taxes	(12,184)	(34,344)	(7,291)	(23,340)
Equity in results of subsidiary companies	274,819	775,932	192,345	531,648

OPERATING INCOME	265,915	749,190	186,188	510,547

NON-OPERATING INCOME	-	-	(4)	-
Expenses	-	-	(4)	-

INCOME BEFORE TAXES AND
SOCIAL CONTRIBUTION	265,915	749,190	186,184	510,547

INCOME TAX AND SOCIAL CONTRIBUTION	(6,007)	(17,941)	(319)	(7,534)
Provision for income tax	(4,416)	(13,260)	(232)	(5,533)
Provision for social contribution	(1,591)	(4,681)	(87)	(2,001)

NET INCOME	259,908	731,249	185,865	503,013

Number of outstanding shares (Note 15a)	812,866,412	812,866,412	829,913,127	829,913,127
Net income per share: R$	0.32	0.90	0.22	0.61

The accompanying notes are an integral part of these quarterly information.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS
DATE - SEPTEMBER 30, 2005
QUARTERLY INFORMATION	Corporate Legislation

CONSOLIDATED BALANCE SHEET
Amounts expressed in thousands of Reais

ASSETS	September, 30 2005	June 30, 2005

CURRENT ASSETS	63,455,520	59,478,237
Cash and due from banks	27,260,305	24,768,100
Demand deposits	1,275,866	1,080,602
Interbank investments	15,449,392	12,545,561
Marketable securities and derivative financial instruments	10,535,047	11,141,937
Credits	29,907,731	28,636,669
Lending operations	22,699,631	21,818,812
Allowance for losses on lending	(1,381,202)	(1,327,798)
Leasing operations	450,070	392,686
Allowance for losses on leasing	(7,444)	(7,268)
Other credits	8,200,613	7,814,231
Allowance for losses on other losses	(53,937)	(53,994)
Other	6,287,484	6,073,468
Interbank accounts	5,788,166	5,682,016
Interdepartmental accounts	46,522	25,891
Other assets	452,796	365,561

LONG-TERM ASSETS	22,278,190	20,516,612
Other credits	22,107,498	20,350,210
Interbank investments	441,862	189,422
Marketable securities and derivative financial instruments	6,753,001	5,720,494
Lending operations	9,905,862	9,084,966
Allowance for lending losses	(327,860)	(330,040)
Leasing operations	314,446	322,053
Allowance for leasing losses	(7,808)	(6,720)
Other credits	5,038,741	5,383,630
Allowance for other credits losses	(10,746)	(13,595)
Other	170,692	166,402
Interbank accounts	48,635	47,680
Other assets	122,057	118,722

PERMANENT ASSETS	2,696,187	2,739,086
Investments	1,194,191	1,235,148
Associated companies	233,661	204,436
- Local	233,661	204,436
Goodwill on acquisitions of subsidiary companies	839,338	869,955
Other investments	184,229	223,577
Allowance for losses	(63,037)	(62,820)
Fixed assets	800,911	816,448
Deferred charges	701,085	687,490
TOTAL	88,429,897	82,733,935

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES
DATE - SEPTEMBER 30, 2005
QUARTERLY INFORMATION	Corporate Legislation

CONSOLIDATED BALANCE SHEETS
Amounts expressed in thousands of Reais

LIABILITIES	September, 30 2005	June 30, 2005

CURRENT LIABILITIES	48,290,912	45,603,018
Other	48,290,912	45,603,018
Deposits	19,072,990	20,786,383
Securities sold under repurchase agreements	9,666,564	6,469,686
Resources from securities issued	824,220	1,000,874
Interbank accounts	695,078	684,378
Interdepartmental accounts	322,957	333,092
Local borrowings	141,886	131,611
Foreign borrowings	2,101,393	2,280,652
Local onlendings	1,801,171	1,761,785
Foreign onlendings	31,316	43,778
Derivative financial instruments	373,397	279,589
Other liabilities	13,259,940	11,831,190

LONG-TERM LIABILITIES	30,342,693	27,666,857
Other	30,342,693	27,666,857
Deposits	15,400,354	14,011,371
Resources from securities issued	462,160	482,302
Local borrowings	7,416	7,258
Foreign borrowings	648,257	270,381
Local onlendings	3,738,810	3,625,269
Foreign onlendings	113,016	113,513
Derivative financial instruments	240,841	221,395
Other liabilities	9,731,839	8,935,368

DEFERRED INCOME	92,355	110,695

MINORITY INTERESTS	4,475,410	4,204,777

STOCKHOLDERS' EQUITY	5,228,527	5,148,588
Capital:	1,863,450	1,863,450
-Local residents	794,569	756,100
-Foreign residents	1,068,881	1,107,350
Capital reserves	345,559	413,729
Revaluation reserve on subsidiaries	3,224	3,337
Revenue reserves	2,656,221	2,656,221
-Legal	200,570	200,570
-Statutory	36,603	36,603
-Retained earnings	2,419,048	2,419,048
Unrealized gains and losses - marketable securities and
derivative financial instruments	(6,267)	(27,838)
Treasury stocks	(112,052)	(68,170)
Retained earnings	478,392	307,859

STOCKHOLDERS' EQUITY MANAGED BY PARENT COMPANY	9,703,937	9,353,365

TOTAL	88,429,897	82,733,935

The accompanying notes are an integral part of these quarterly information.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A. AND SUBSIDIARY COMPANIES
DATE - SEPTEMBER 30, 2005
QUARTERLY INFORMATION	Corporate Legislation

CONSOLIDATED STATEMENTS OF INCOME
Amounts expressed in thousands of Reais, except per share data

	From July 1, 2005	From January 1, 2005	From July 1, 2004	From January 1, 2004
	to September 30. 2005	to September 30. 2005	to September 30. 2004	to September 30. 2004

REVENUES	4,021,668	11,208,008	3,141,552	9,215,822
Lending operations	2,425,141	6,638,955	1,775,342	5,654,832
Leasing operations	35,839	100,772	23,285	77,575
Marketable securities	941,103	2,649,054	735,788	2,359,430
Financial results from insurance, pension plans
and annuity products	257,087	757,189	242,706	656,306
Derivative financial instruments	209,813	630,101	260,626	174,794
Compulsory deposits	152,685	431,937	103,805	292,885
EXPENSES	(2,387,437)	(6,401,631)	(1,657,724)	(5,540,437)
Deposits and securities sold	(1,589,377)	(4,297,352)	(1,173,276)	(3,728,638)
Price-level restatement and interest on technical provision
for insurance, pension plans and annuity products	(159,115)	(468,069)	(149,832)	(401,964)
Borrowings and onlendings	(38,880)	(94,140)	(118,951)	(699,817)
Foreign exchange transactions	(96,924)	(293,621)	59,242	194,328
Provision for credits losses	(503,141)	(1,248,449)	(274,907)	(904,346)
GROSS PROFIT	1,634,231	4,806,377	1,483,828	3,675,385
OTHER OPERATING INCOME (EXPENSES)	(870,532)	(2,672,327)	(935,244)	(2,276,261)
OTHER OPERATING INCOME	1,816,170	5,478,265	1,747,246	5,178,633
Services rendered	869,662	2,429,481	829,712	2,390,374
Insurance, annuity products and retirement plans premium	876,505	2,750,794	846,171	2,581,685
Other operating income	70,003	297,990	71,363	206,574
OTHER OPERATING EXPENSES	(2,700,866)	(8,179,643)	(2,685,479)	(7,462,862)
Changes in technical provision for insurance, annuity products
and retirement plans	(291,285)	(945,925)	(272,213)	(875,643)
Insurance claims	(217,009)	(679,817)	(215,014)	(685,148)
Private retirement plans benefits expenses	(161,962)	(517,965)	(154,426)	(409,989)
Selling, other insurance and private retirement plans expen	(78,231)	(184,770)	(70,033)	(200,503)
Credit card selling expenses	(68,340)	(206,091)	(92,350)	(249,344)
Salaries, benefits, training and social security	(518,348)	(1,431,514)	(527,123)	(1,470,273)
Other administrative expenses	(805,231)	(2,310,518)	(780,696)	(2,223,048)
Financial transaction and other taxes	(254,942)	(770,356)	(206,545)	(553,435)
Other operating expenses	(305,518)	(1,132,687)	(367,079)	(795,479)
EQUITY IN THE RESULTS OF
ASSOCIATED COMPANIES	14,164	29,051	2,989	7,968
OPERATING INCOME	763,699	2,134,050	548,584	1,399,124
NON-OPERATING INCOME (EXPENSE)	(5,410)	3,754	(5,270)	1,049
Income	9,192	44,053	10,074	51,036
Expense	(14,602)	(40,299)	(15,344)	(49,987)
INCOME BEFORE TAXES AND PROFIT SHARING	758,289	2,137,804	543,314	1,400,173
INCOME TAX AND SOCIAL CONTRIBUTION	(176,537)	(482,181)	(140,827)	(245,426)
Provision for income tax	(82,234)	(324,799)	(54,663)	(190,314)
Provision for social contribution	(26,318)	(120,512)	(21,346)	(68,799)
Deferred tax asset	(67,985)	(36,870)	(64,818)	13,687
PROFIT SHARING	(74,683)	(259,535)	(46,474)	(172,206)
Management	(1,396)	(3,958)	(1,314)	(3,824)
Employees	(73,287)	(255,577)	(45,160)	(168,382)
EXTRAORDINARY ITEMS	-	503	-	-
NET INCOME BEFORE MINORITY INTEREST	507,069	1,396,591	356,013	982,541
MINORITY INTEREST	(247,161)	(665,342)	(170,148)	(479,528)
NET INCOME	259,908	731,249	185,865	503,013

Number of outstanding shares (Note 15a)	812,866,412	812,866,412	829,913,127	829,913,127
Net income per share: R$	0.32	0.90	0.22	0.61

The accompanying notes are an integral part of these quarterly information.

(Convenience translation into English from the original previously issued in Portuguese)
UNIBANCO HOLDINGS S.A. QUARTERLY INFORMATION

NOTES TO THE FINANCIAL STATEMENTS	Corporate Legislation
(Amounts expressed in thousands of Reais, unless otherwise indicated)	DATE – SEPTEMBER 30, 2005

1. Operations

Unibanco Holdings S.A. (“Unibanco Holdings”) was formed to invest in Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”).

The operations of Unibanco Holdings S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Quarterly Information

The quarterly information of Unibanco Holdings S.A. (“Parent Company”) are presented together with the consolidated quarterly information of Unibanco Holdings S.A. and its subsidiaries (“Consolidated”), that include the quarterly information of Unibanco Holdings S.A. and its subsidiary company Unibanco – União dos Bancos Brasileiros S.A. and its foreign branches, its direct and indirect subsidiaries and its jointly controlled companies, as shown in Note 7.

The quarterly information statements have been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission and Brazilian Central Bank. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation. The assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

The quarterly information of the subsidiaries Unibanco Leasing S.A. - Arrendamento Mercantil and Dibens Leasing S.A. – Arrendamento Mercantil were reclassified by means of off-book adjustments, in order to reflect their financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In preparing our quarterly information, estimates and assumptions were used to account for certain assets, liabilities, revenues and expenses in accordance with accounting practices adopted in Brazil. Estimates and assumptions were used to account for the allowance for credit losses, the provision for litigation, the fair value of financial instruments, in the methods of determining reserves of insurance and private retirement plan businesses and to determine the remaining useful lives of certain assets. Actual results in future periods could differ from those estimates and assumptions and judgments adopted.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indexes, pro rata temporis, on current and long-term assets and liabilities;

  the effects of the provisions to adjust the assets to market or realizable values;

  the adjustments to the technical reserves for insurance, annuity products and retirement plans;
  the insurance premiums, as well their respective acquisition costs, are recognized in earnings when the policy is issued and the changes in the technical provision for unearned premium and the deferred acquisition costs are recognized over the related contract period;

  the commissions related to the policy issuance are deferred to earnings on a straight-line basis over a period of 12 months;

  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;

  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;

  the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax; and

  tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented as stated in item (c).

The allowance for credit losses is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, past experience, specific, and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.

  Securities available for sale – acquired as part of the strategy for the risk management of market risks. They are negotiated as a result of the changes in the interest rates, for changes in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses are recognized based on the applicable trade date in a contra account in the stockholders’ equity item.

  Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest recognized currently in earnings.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Management’s intent for hedging or non-hedging purposes.

  Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

-
Fair value hedge. The financial assets and liabilities and the corresponding derivative financial  instruments are accounted for at fair value and any offsetting gains or losses recognized currently in earnings; and

-
 Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective  derivative financial instruments are accounted for at fair value and any unrealized gains and losses  are recorded as a separate component of stockholders’ equity, net of applicable taxes, as “Unrealized gains and losses – marketable securities and derivatives”. The non-effective hedge  portion, if any, is recognized currently in earnings.

  Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedging accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

(d) Technical provisions

The technical provisions are established in accordance with Resolution CNSP no. 120/04. In accordance with Resolution no. 61/01, an actuarial valuation is performed on an annual basis and reported to the Superintendency of Private Insurance (SUSEP) with the actuarial report.

The provision for unearned premiums (PPNG) is established to cover incidents to be incurred considering claims and expenses, corresponding to the unexpired risk period reported up the financial statement date. PPNG is calculated at the amount of that the portion of the insurance premiums retained, corresponding to the unexpired risk period in accordance with the regulation of the Superintendency of Private Insurance (SUSEP).

Provision for insufficient premiums (PIP) is established in the case of insufficient provision for unearned premiums for unearned premiums (PPNG) to cover incidents to be incurred considering claims and expenses, corresponding to the unexpired risk period reported up the financial statement date. PIP is calculated in according to the definition in the technical note maintained by the insurance company.

The mathematical provisions related to the free benefits generation program (VGBL and PGBL) comprise the amounts of the liabilities assumed under the form of survival insurance and are established based on the financial method determined in the contract under the responsibility of a legally qualified actuary registered with the Brazilian Institute of Actuaries (IBA). The mathematical provisions represent the present value of future benefits estimated based on actuarial methods and assumptions.

The mathematical provision for benefits to be granted represent the participants whose benefits have not yet begun, calculated in accordance with the methodology described in the Actuarial Note of the plan or product.

The mathematical provision of benefits granted comprises the present value of benefits for which the generating event, calculated in accordance with the methodology described in the Actuarial Note of the plan or product.

The financial expenses related to the technical provision are recorded as “Interest and monetary correction on technical provision for insurance, pension plans and annuity products”.

The provision for payment of unsettled claims (PSL) is calculated to cover claims reported until the reporting date, considering indemnity and expenses, in accordance with the responsibility retained by the insurance company.

The provision for claims incurred but not yet reported (IBNR) is established based on the risk of incidents incurred but not yet reported until the reporting date, considering claims and expenses in accordance with the responsibility retained by the insurance company. The provision for claims incurred but not yet reported (IBNR) is calculated in accordance with the methodology described in the Actuarial Note maintained by the insurance company.

(e) Permanent assets

Investments, fixed assets and deferred charges are originally stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting (in the proportion of the ownership interest in the stockholders equity of the associated companies), as shown in Note 7. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized by the controlling company so as to maintain the original accounting made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost, adjusted when applicable by an allowance for losses, and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding ten years, according to the expected period of benefit. Upon the merger and subsidiary company with the discontinuation or expiration of the acquired brand, the respective goodwill is amortized in full.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; and communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of their use.

(f) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

4. Marketable Securities

(a) The balances can be summarized as follows:

		Consolidated

	September	June 30,
Marketable Securities	30, 2005	2005
Trading assets	6,993,821	8,055,078
Available for sale	5,199,301	3,615,619
Held to maturity	4,225,970	4,309,496
Subtotal	16,419,092	15,980,193
Derivative financial instruments (see Note 20 (g))	868,956	882,238
Total	17,288,048	16,862,431
Current	10,535,047	11,141,937

Long-term	6,753,001	5,720,494

(b) Trading assets

				Consolidated

	September 30, 2005		June 30, 2005

	Amortized		Amortized
Issuer/Type of investment	cost	Fair value	cost	Fair value
Federal government	710,528	710,762	1,840,160	1,844,030
Financial treasury bills	272,419	272,359	293,125	292,878
Treasury bills	437,990	438,403	1,476,953	1,479,929
Treasury notes	-	-	69,963	71,223
Other	119	-	119	-
Foreign government	206,459	206,459	212,777	212,777
Brazilian sovereign bonds	122,480	122,662	117,907	117,970
Corporate debt securities	53,273	51,525	58,756	57,052
Debentures	8,330	6,582	9,306	7,602
Eurobonds	44,943	44,943	49,450	49,450
Bank debt securities	446,131	448,687	418,918	422,812
Eurobonds	97,720	100,276	90,042	93,936
Time deposits	348,411	348,411	328,876	328,876
Mutual funds (1)	5,441,943	5,441,943	5,386,636	5,386,636
Marketable equity securities	15,382	11,783	17,830	13,801

Total	6,996,196	6,993,821	8,052,984	8,055,078
________________________________________
(1)	Mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities and Financial Investment Funds – Fixed Income.

Trading securities are classified as current assets, regardless of their maturity dates, since these securities are actively and frequently traded.

(c) Securities available for sale

(i) By type:

						Consolidated

		September 30, 2005			June 30, 2005

	Amortized cost	Fair value adjustment	Fair value	Amortized cost	Fair value	Fair value
Issuer/Type of investment					adjustment
Federal government	579,619	(14,425)	565,194	671,953	(14,681)	657,272
Financial treasury bills	538,295	342	538,637	574,412	412	574,824
Treasury notes	125	(2)	123	55,670	(94)	55,576
Treasury Bonds	3,920	(214)	3,706	4,493	(498)	3,995
Other	37,279	(14,551)	22,728	37,378	(14,501)	22,877
Foreign government	382	31	413	943	(67)	876
Brazilian sovereign bonds	1,249,621	43,840	1,293,461	-	-	-
Corporate debt securities	2,459,959	(32,282)	2,427,677	2,115,939	(104,666)	2,011,273
Debentures	2,323,674	(25,989)	2,297,685	2,022,976	(80,107)	1,942,869
Eurobonds	47,197	1,176	48,373	14,611	(14,611)	-
Other	89,088	(7,469)	81,619	78,352	(9,948)	68,404
Bank debt securities	284,075	(15,619)	268,456	219,415	(6,020)	213,395
Debentures	-	-	-	1,954	-	1,954
Eurobonds	39,630	(72)	39,558	30,954	(164)	30,790
Mortgage notes	124,378	(3,716)	120,662	125,441	(5,857)	119,584
Time deposits	22,312	1	22,313	41,099	1	41,100
Other	97,755	(11,832)	85,923	19,967	-	19,967
Marketable equity securities	122,901	(12,165)	110,736	128,627	(8,730)	119,897
Mutual funds (1)	533,364	-	533,364	612,906	-	612,906

Total	5,229,921	(30,620)	5,199,301	3,749,783	(134,164)	3,615,619
________________________________________
(1)	Mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

(ii) By maturity:

				Consolidated

		September 30, 2005		June 30, 2005

Maturity	Amortized cost	Fair value	Amortized cost	Fair value
Less than 3 months	449,046	445,089	589,001	525,303
Between 3 months and 1 year	384,002	373,877	538,293	533,778
Between 1 and 3 years	1,199,002	1,170,107	905,438	889,950
Between 3 and 5 years	787,158	776,102	504,023	450,085
Between 5 and 15 years	778,300	789,718	445,985	472,574
More than 15 years	976,148	1,000,308	25,586	11,201
No stated maturity (1)	656,265	644,100	741,457	732,728

Total	5,229,921	5,199,301	3,749,783	3,615,619
________________________________________
(1) Refers to marketable equity securities and mutual funds.

(d) Securities held to maturity

(i) By type:

		Consolidated

	September	June 30,
	30, 2005	2005

Issuer/Type of investment		Amortized cost

Federal government	1,363,876	1,395,028
Financial treasury bills	173,937	167,311
Central Bank notes	334,592	343,749
Treasury notes	855,347	879,410
Other	-	4,558
Foreign government	317	336
Brazilian sovereign bonds	2,659,560	2,634,023
Corporate debt securities	102,422	187,544
Eurobonds	102,422	187,544
Bank debt securities	99,795	92,565
Eurobonds	99,795	92,565
Total	4,225,970	4,309,496

The fair value of these securities was R$4,413,608 (June 30, 2005 - R$4,533,420) in Consolidated. The difference between the amortized cost and the fair value totaled R$187,638 (June 30, 2005 - R$223,924) in Consolidated and is represented mainly by bonds issued by the Brazilian federal government and the Brazilian sovereign bonds.

(ii) By maturity:

		Consolidated

	September 30, 2005	June 30, 2005

Maturity		Amortized cost

Less than 3 months	988,780	149,045
Between 3 months and 1 year	532,239	534,006
Between 1 and 3 years	923,692	1,427,903
Between 3 and 5 years	229,291	351,601
Between 5 and 15 years	988,828	1,286,577
More than 15 years	563,140	560,364
Total	4,225,970	4,309,496

(iii) Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of their liability positions, as parameters to define the financial ability to hold the securities to maturity.

(e) Fair value determination

The fair value of marketable securities was based on an internal valuation model, which uses the average rate for the last business day of the quarter as informed by Stock Exchanges, trade associations and external entities.

5. Lending, Leasing and Other Credits Portfolio and Allowance for Credit Losses

(a) Components of the operations portfolio by type and by maturity:

		Consolidated

	September	June 30,
	30, 2005	2005
By type
Discounted loans and notes	14,426,991	13,526,292
Financing	11,052,070	10,850,937
Agricultural	1,058,716	964,274
Real estate loans	1,282,307	1,223,423
Credit card	4,785,409	4,338,852
Total lending operations	32,605,493	30,903,778

Leasing operations	764,516	714,739
Advances on exchange contracts (1)	1,701,411	1,612,353
Total leasing operations and advances on
exchange contracts	2,465,927	2,327,092

Guarantees honored	29,813	29,813
Other receivables (2)	1,771,017	1,893,060
Total other credits	1,800,832	1,922,873

Total risk	36,872,252	35,153,743

By maturity
Past-due for more than 15 days (Note 5 (d))	1,574,029	1,398,796
Falling due:
Less than 3 months (3)	15,287,666	14,575,122
Between 3 months and 1 year	9,604,700	9,563,403
Between 1 and 3 years	7,123,874	6,791,934
More than 3 years	3,281,983	2,824,488

Total risk	36,872,252	35,153,743
________________________________________
(1)	Recorded in “Other liabilities” – “Foreign exchange portfolio”.
(2)	Other credits refers, substantially, receivables from purchase of assets, notes and credits receivable (with atributes of lending), insurance premium and receivables from credit card operations .
(3)	Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

				Consolidated

	September 30, 2005		June 30, 2005

		% of total		% of total
	Value	distribution	Value	distribution
Manufacturing
Electricity, gas and water	2,535,778	6.9	2,059,646	5.9
Automotive industry	1,660,266	4.5	1,507,372	4.3
Food, beverages and tobacco	1,516,519	4.1	1,282,822	3.7
Paper, pulp and wood products	1,404,825	3.8	1,350,821	3.8
Chemical and pharmaceutical	911,251	2.5	718,797	2.0
Production of machines and equipment	905,583	2.5	751,750	2.1
Basic metal industries	870,718	2.4	942,917	2.7
Petroleum	449,238	1.2	387,861	1.1
Textiles, clothing and leather goods	442,242	1.2	519,954	1.5
Extractive	436,378	1.2	517,924	1.5
Rubber and plastic	217,819	0.6	220,899	0.6
Electric and electronic	182,878	0.4	175,162	0.5
Production of metal goods	157,282	0.4	183,082	0.5
Electronic and communications equipment	114,265	0.3	247,403	0.7
Other manufacturing industries	34,965	0.1	32,793	0.1
Subtotal	11,840,007	32.1	10,899,203	31.0
Retailers
Retail	1,869,864	5.1	2,211,469	6.3
Wholesale	1,397,484	3.8	1,316,634	3.7
Subtotal	3,267,348	8.9	3,528,103	10.0
Financial service
Financial companies	642,237	1.8	464,674	1.3
Insurance companies and private pension funds	4,145	-	4,490	0.1
Subtotal	646,382	1.8	469,164	1.4
Residential construction loans	295,039	0.8	272,573	0.8
Other services
Transportation	1,731,682	4.8	1,684,726	4.8
Post office and telecommunications	1,110,709	3.0	994,654	2.8
Construction	439,742	1.2	502,427	1.4
Real estate services	400,154	1.1	472,255	1.3
Agricultural	228,274	0.6	380,563	1.1
Association activities	161,664	0.4	175,887	0.5
Health and social services	140,256	0.4	141,454	0.4
Lodging and catering services	125,969	0.3	122,022	0.3
Education	123,981	0.3	124,495	0.4
Cultural, sports and leisure activities	88,446	0.2	100,585	0.3
Other services	1,376,788	3.7	1,184,098	3.4
Subtotal	5,927,665	16.0	5,883,166	16.7
Agriculture, livestock, forestry and fishing	834,574	2.3	743,238	2.1
Individual
Consumer loans	7,910,211	21.5	7,718,492	22.0
Credit card	4,785,408	13.0	4,338,852	12.3
Residential mortgage loans	1,013,794	2.7	973,814	2.8
Lease financing	127,682	0.3	106,102	0.3
Other	224,142	0.6	221,036	0.6
Subtotal	14,061,237	38.1	13,358,296	38.0
Total	36,872,252	100.0	35,153,743	100.0

(c) Concentration of lending, leasing and other credits:

				Consolidated

		September 30, 2005		June 30, 2005

Largest clients	Value	% of total	Value	% of total
10 largest clients	2,906,780	7.9	2,861,506	8.2
50 next largest clients	5,289,708	14.3	4,857,590	13.8
100 next largest clients	3,949,955	10.7	3,720,216	10.6
Other clients	24,725,809	67.1	23,714,431	67.4
Total	36,872,252	100.0	35,153,743	100.0

(d) Components of lending, leasing and other credits and allowance for losses by risk level:

								Consolidated

							September 30, 2005

	% minimum		Past-due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments(1)	credits	% of total	allowance	allowance
AA	-	14,369,447	-	-	14,369,447	39.0	11,120	-
A	0.5	14,968,684	-	-	14,968,684	40.6	79,577	0.5
B	1.0	2,372,248	320,572	254,535	2,947,355	8.0	34,462	1.2
C	3.0	1,360,811	278,733	231,661	1,871,205	5.1	108,401	5.8
D	10.0	820,137	134,466	164,852	1,119,455	3.0	299,222	26.7
E	30.0	84,050	80,427	167,832	332,309	0.9	138,773	41.8
F	50.0	72,382	62,579	156,646	291,607	0.8	182,489	62.6
G	70.0	107,869	48,512	143,686	300,067	0.8	262,830	87.6
H	100.0	53,058	164,248	454,817	672,123	1.8	672,123	100.0
Total		34,208,686	1,089,537	1,574,029	36,872,252	100.0	1,788,997
% of total risk							4.9%

								Consolidated

							June 30, 2005

	% minimum		Past-due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments(1)	credits	% of total	allowance	allowance
AA	-	14,006,600	-	-	14,006,600	39.8	11,392	-
A	0.5	13,956,800	-	-	13,956,800	39.7	74,190	0.5
B	1.0	2,339,597	289,311	224,802	2,853,710	8.1	41,043	1.4
C	3.0	1,329,933	274,685	207,173	1,811,791	5.2	142,976	7.9
D	10.0	709,969	128,894	173,311	1,012,174	2.9	267,797	26.5
E	30.0	77,772	81,394	140,450	299,616	0.9	126,722	42.3
F	50.0	37,348	59,416	160,765	257,529	0.7	157,186	61.0
G	70.0	145,966	46,324	137,994	330,284	0.9	292,870	88.7
H	100.0	85,700	185,238	354,301	625,239	1.8	625,239	100.0
Total		32,689,685	1,065,262	1,398,796	35,153,743	100.0	1,739,415

% of total risk							4.9%
________________________________________
(1) Include past-due for more than 15 days.

The allowance for credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule; however, based on the judgment and experience of management, higher percentages are used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) The balance of renegotiated transactions with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$853,653 (June 30, 2005 - R$729,953) Consolidated. These transactions relate to the active portfolio and credits written off , and were recognized in a manner which maintains the risk assessment and the provision for losses existing prior to renegotiation. These transactions will have a lower risk classification only after the collection of a significant portion of the renegotiated debt. For such lower risk reclassification, the minimum collection percentage established is 25%.

(f) Changes in the allowance for credit losses during the period:

		Consolidated

	Quarter	Nine-months
	ended	period ended
	September	September
	30, 2005	30, 2005
Balance at the beginning of the period	1,739,415	1,669,467
Provision for credit losses	503,141	1,248,449
Loan charge-offs	(453,559)	(1,128,919)
Balance at the end of the period	1,788,997	1,788,997

Loan recoveries (1)	47,344	124,103
________________________________________
(1) Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

6. Other Credits

				Consolidated
		September 30, 2005		September 31, 2005
	Current	Long-term	Current	Long-term
	assets	receivables	assets	receivables
Receivables on guarantees honored	-	29,813	-	29.813
Foreign exchange portfolio	3,634,825	-	3.769.674	-
Income receivable	121,416	5,216	118.435	1.906
Negotiation and intermediation of securities	114,215	1,008	112.608	3.037
Deferred taxes (See Note 17(a))	1,194,261	1,584,910	961.522	1.909.325
Sundry	3,135,896	3,417,794	2.851.992	3.439.549
Total	8,200,613	5,038,741	7.814.231	5.383.630

“Foreign exchange portfolio” includes R$2,661,488 (June 30, 2005 - R$2,453,529) of unsettled exchange purchases and R$954,614 (June 30, 2005 – R$1,300,531) of rights on foreign exchange sold, net of contracted advances.

“Other credit – sundry” includes, basically, escrow deposits for civil and labor suits in the amount of R$2.489.842 (June 30, 2005 – R$2,474,260); insurance premium in the amount of R$939,082 (June 30, 2005 – R$955,861); receivables from credit card operations – in the amount of R$736,595 (June 30, 2005 – R$618,074); prepaid taxes in the amount of R$715,813 (June 30, 2005 – R$662,874) and notes and credits receivables in the amount of R$493,333(June 30, 2005 – R$574,054).

“Other credits” in the parent company relates, basically, to interest on own capital in the amount of R$104,061 (June 30, 2005 - R$158,645), from Unibanco.

7. Investments

(a) Subsidiary company (Parent Company)

	Unibanco – União de Bancos
		Brasileiros S,A,

	September 30, 2005	June 30, 2005
Information on investment in
Number of shares held (with no par value)
Common	733,592,492	729,950,914
Preferred	79,273,908	100,382,950
Participation in common stock - %	97.080	96.598
Total participation (direct) - % (1)	57.697	59.447

Stockholders’ equity	8,986,027	8,659,700

Capital	5,000,000	5,000,000

Net income for the quarter	474,808	452,935
Net income for the period	1,329,032	854,224
Investment value	5,228,163	5,147,897
Equity in results for the quarter	274,819	265,470
Equity in results for the period	775,932	501,113
________________________________________
(1) The total participation and equity in results was calculated based on Unibanco’s outstanding shares.

(i) The amounts of dividends received/ receivable from Unibanco in the third quarter ended September was R$104,061 (June 30, 2005 – R$158.645) .

(ii) The quotation of Unibanco shares, as of September 30, 2005 at São Paulo Stock Exchange, was R$15.80 per common shares and R$9.35 per preferred shares.

(b) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary companies” in the statement of income. The foreign branches’ and subsidiary companies’ exchange losses in the amount of R$41,546 (Nine-months ended September 30, 2005 - R$190,953) in Consolidated, were recognized as “Other operating income”. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follows:

	Number of shares or quota (in thousands) direct and indirect				Adjusted net income (loss)

			Percentage holding (%) Consolidated	Adjuste stockholders equity	Quarter ended September 30, 2005	Nine-month ended September 30, 2005

	Common	Preferred
Investments of Unibanco

Subsidiary companies
Unipart Participações Internacionais Ltd.	990	-	100.000	875,158	13,725	103,334
Unicard Banco Múltiplo S.A. (5) (11) and (14)	152,372,904	91,811,816	100.000	954,504	48,805	138,173
Banco Fininvest S.A.	4	1	99.940	715,399	38,515	137,473
Unibanco AIG Seguros S.A. (12)	345,014	188,814	49.709	1,360,976	74,173	214,009
Unibanco Companhia de Capitalização (3)	4,194	-	100.000	377,502	34,778	81,045
Banco Único S.A. (4)	2,768,399	2,768,998	99.999	234,894	8,197	17,480
Banco Dibens S.A. (10)	8,858,142	-	99.999	215,523	5,188	(2,530)
Hipercard Banco Múltiplo S.A. (5) and (8)	490,295	5,940	100.000	799,106	31,975	71,613
Unibanco Leasing S.A. – Arrendamento Mercantil	265	-	99.999	140,220	2,037	5,930
Unibanco Investshop Corretora de Valores
Mobiliários e Câmbio S.A. (2) and (9)	4,955	4,955	100.000	114,933	9,123	17,985
Unibanco Empreendimentos e
Participações Ltda. (3)	201,910	-	100.000	221,923	3,727	(8,646)
Dibens Leasing S.A. – Arrendamento Mercantil (10)	19,108	-	99.999	102,885	1,980	(4,991)
Interbanco S.A.	20,000	-	99.999	82,007	5,859	21,927
Unibanco Negócios Imobiliários Ltda. (3)	49,568	-	100.000	57,826	7,317	8,578
AIG Brasil Companhia de Seguros	54,214	-	49.999	100,332	6,872	12,459
BWU Comércio e Entretenimento Ltda.
(3) and (13)	67,562	-	59.792	60,142	590	(5,796)
Unibanco Asset Management –
Banco de Investimento S.A. (2)	1,468	1,468	100.00	30,997	3,587	10,005
Unibanco Empreendimentos Ltda. (3)	150,489	-	100.000	126,051	958	2,560
Unibanco Serviços de Investimento Ltda.	100	-	100.000	5,511	7,229	21,311
Jointly controlled
companies(i)
Banco Investcred Unibanco S.A. –
(PontoCred) (6)	95	-	49.997	217,155	14,143	43,087
Serasa S.A.	366	349	19.174	175,541	21,920	64,196
Tecnologia Bancária S.A.	762,278	-	20.166	150,488	2,385	7,835
Interchange Serviços S.A.	75,000,000	-	25.000	38,327	2,136	5,536
Companhia Hipotecária Unibanco – Rodobens	6,055	-	50.000	10,303	1,374	1,910
Investment of
Unibanco Consolidated

Associated companies
AIG Brasil Companhia de
Seguros	54,214	-	49.999	100,332	6,872	12,459
IRB – Brasil Resseguros S.A.	-	111	11,082	1,484,475	121,935	231,599

					Adjusted net income (loss)

			Percentage holding (%)		Quarter ended September 30, 2005	Six-months ended September 30, 2005
	Number of shares or quotas (in thousands)		Consolidated	Adjusted stockholders equity
Main direct, indirect and jointly controlled subsidiary companies

invested by:	Common	Preferred
Unipart Participações Internacionais Ltd. (i)
Unibanco Cayman Bank Ltd.	13,252	-	100.000	337,686	5,526	60,229
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	200	-	99.999	151,547	1,344	2,358
Unicorp Bank & Trust Ltd.	1,750	3,250	100.000	32,828	8,348	26,720
Unibanco AIG Seguros S.A. (i)
Unibanco AIG Vida e Previdência S.A. (7)	39,565	-	100.000	241,422	16,027	52,959
Unibanco AIG Saúde Seguradora S.A.	20,000	-	99.999	54,048	3,520	8,493
Unibanco AIG Warranty S.A.	560	-	70.000	24,570	855	3,470
IRB – Brasil Resseguros S.A.	-	111	11.082	1,484,475	121,935	231,599
Banco Fininvest S.A.
Luizacred S.A. Sociedade de Crédito, Financiamento e
Investimento	83	83	49.998	49,688	7,399	19,699
Unicard Banco Múltiplo S.A.
Hipercard Banco Múltiplo S.A. (5) and (8)	298,819	5,940	61.414	799,106	31,975	71,613
Redecard S.A. (14)	200	400	31.943	59,185	42,626	128,636
________________________________________

(i)	The percentage shown in the Unibanco Consolidated column refers to the parent companies' percentage holding.

(1)
The difference between the net income (loss) and the equity results and the stockholders equity and the investment value was mainly due to the gains to be realized on sale of companies to other related party companies. The gains to be realized are being recognized in accordance with the amortization of goodwill.

(2)	The difference between the net income and the equity results was mainly due to restatement of exchange membership certificates, recorded in stockholders equity of the investee.

(3)
During the second quarter of 2004, the Extraordinary Shareholder’s Meeting approved the merger of the total interest in Unipart – Unibanco Representação e Participações Ltda., at its book value. Through this transaction, Unipart and its subsidiaries became directly controlled by Unibanco.

(4)
Unibanco acquired, based on May 31, 2004 balance sheet data, the total capital of Banco BNL do Brasil S.A. from Banca Nazionale del Lavoro S.p.A. ("BNL") through the exchange of 1 billion Units. Through the Extraordinary Shareholders’ Meeting held in October 2004, the change in the company name from Banco BNL do Brasil S.A. to Banco Único S.A. was approved.

(5)
During the third quarter of 2004, Unibanco acquired 11,263 thousand common shares and all the preferred shares of Banco1.net S.A. for approximately R$38,378, increasing its ownership to 99.999% of the total equity. The company name was changed from Banco1.net S.A. to Hipercard Banco Múltiplo S.A. In February 2005, at the Extraordinary Shareholders' Meeting, the capital of Unicard Banco Múltiplo S.A. was increased through the investment in Hipercard Banco Múltiplo S.A.

The Extraordinary Shareholders' Meeting held in July 2005 approved the merger of Conabinu Participações Ltda. and Hipercard Administradora de Cartões de Crédito Ltda. into Hipercard Banco Múltiplo S.A.

In accordance with the sales contract established on September, 2005, through Cayman Branch, Unibanco increases its ownership to 19.293% of the capital of the Hipercard Banco Múltiplo S.A by transfer of 95,738,049 shares per amount of R$143 million.

(6)	In the third quarter of 2004, the shareholders approved, in an Extraordinary Shareholders' Meeting, the merger of Estrel Participações S.A. into Banco Investcred Unibanco S.A., at its book value.

(7)
Through the Extraordinary Shareholders' Meeting held in June 2004, the change in the company name from Phenix Seguradora S.A to Unibanco AIG Vida e Previdência S.A. was approved. The Extraordinary Shareholders' Meeting held in July 2004 approved the merger of Phenix Participações Ltda. and Unibanco AIG Previdência S.A. into Unibanco AIG Vida e Previdência S.A.

(8)
In March 2004, Unibanco acquired from the Dutch group Ahold, through its subsidiaries, the total capital of Hipercard Administradora de Cartões de Crédito Ltda., after the conclusion of the due diligence process during the third quarter of 2004, for the amount of R$630 million, resulting in goodwill of R$415 million to be amortized in accordance with the expected period of benefit up to ten years.

(9)	In January 2005, the Extraordinary Shareholders' Meeting approved the merger of Unibanco Corretora de Valores Mobiliários into Unibanco Investshop Corretora de Valores Mobiliários e Câmbio S.A.

(10)
In June 2005, Unibanco signed an agreement to acquire from Grupo Verdi the remaining 49% of the capital of Banco Dibens. The value of the transaction was R$128 million, resulting in goodwill of R$22.4 million to be amortized in accordance with the expected period of benefit up to ten years. The transaction is subject to the approval of the Central Bank of Brazil and other authorities.

The Extraordinary Shareholders' Meeting held in July 2005 approved the merger of Dibens S.A. – Distribuidora de Títulos e Valores Mobiliários into Banco Dibens S.A.

In July 2005, Unibanco acquired from Banco Dibens S.A. the total capital of Dibens Leasing S.A. – Arrendamento Mercantil.

(11)
In May 2005, Caixa Geral de Depósitos, the former parent of Banco Bandeirantes, paid us the indemnity and other liabilities due under the association agreement executed in connection with the acquisition of Banco Bandeirantes, in the amount of approximately R$238 million, considering R$200 million relating to the contingencies of Banco Banorte S.A. and R$38 million relating to the “memorandum account” of Banco Bandeirantes S.A. As result the related risks were assumed by the successor companies and the corresponding provision was established.

The equity in results in the nine-month ended September 30, 2005, reflects the result of Unicard Banco Múltiplo S.A. operations, the provisions recorded and the indemnity received, corresponding to an adjusted net income of R$138 million. See Note 12((b)1).

(12)
In June 2005 Unibanco recognized extraordinary items in the amount of R$503 as result of: (i) the change of valuation method of investments previous, recorded on the cost method because of the nomination of a number of the Board of Directors, representing influence on the Administration (ii) constitution of provisions for the abandonment and adaptation of software and to complement provisions for fiscal contingencies.

(13)
Through the Private Amendment and Consolidation of the Article of Association of BWU Comércio e Entretenimento Ltda. dated August 2004, the merger of BWU Representação e Participações Ltda. into that company was approved.

(14)	In September 2005, Unicard Banco Múltiplo S.A. acquired from Unibanco the capital of Redecard S.A.

(b) Goodwill on acquisition of companies

The goodwill relating to the acquisition of companies is being amortized up to ten years, according to the expected period of benefit, with the amortization for the period being recognized in "Other operating expenses".

The goodwill balance shown in the Unibanco consolidated financial statements and the amount amortized were as follows:

	Balance to be amortized			Amortization during the period

			Quarter	Nine-months	Quarter	Nine-months
	September	June 30,	ended	period ended	ended	period ended
	30, 2005	2005	September	September	September	September
			30, 2005	30, 2005	30, 2004	30, 2004
Bandeirantes (1)	-	-	-	-	15,839	47,516
Fininvest	299,390	307,177	7,786	23,359	6,538	19,614
Hipercard	356,865	367,465	10,600	24,103	9,477	17,394
Other (1)	183,083	195,313	10,159	32,639	7,100	17,783
Total	839,338	869,955	28,545	80,101	38,954	102,307
________________________________________
(1)	As described in Note 3 (e), as from December 31, 2004, upon the merger of the subsidiary company with the discontinuation or expiration of the acquired brand, the respective goodwill is amortized in full.

8. Fixed Assets

		Consolidated

	September 30 ,	June 30 ,
	2005	2005
	2005	2005
Land and building	567,550	565,934
Other fixed assets	1,326,123	1,307,946
Accumulated depreciation	(1,092,762)	(1,057,432)
Total, net	800,911	816,448

9. Deposits

				Consolidated

	September 30 , 2005		June 30 , 2005

	Current	Long-term	Current	Long-term
	liabilities	liabilities	liabilities	liabilities
Demand deposits	3,504,904	-	3,546,630	-
Savings deposits	5,523,509	-	5,635,233	-
Interbank deposits	50,234	30,776	71,225	40,267
Time deposits	9,994,143	15,369,578	11,533,158	13,971,104
Other deposits	200	-	137	-
Total	19,072,990	15,400,354	20,786,383	14,011,371

10. Resources from Securities Issued

Resources from securities issued are represented mainly by mortgage notes issued in Brazil and euronotes issued abroad.

(a) Mortgage notes are adjusted using the Referencial Rate (TR), plus average interest of 13.89% (June 30, 2005 – 13.42%) per annum, and are payable up to July 24, 2006.

(b) Euronotes

			Consolidated

		September 30,	June 30 ,
Maturity	Currency	2005	2005
Less than 3 months	US$	129,192	434,217
	EUR	7,082	5,024
	R$	1,499	39,999
		137,773	479,240

From 3 to 12 months	US$	266,963	132,637
	EUR	3,566	10,092
	R$	133,136	96,573
		403,665	239,302

From 1 to 3 years	US$	106,169	86,132
	EUR	2,678	10,046
	R$	108,847	96,178

		48,592	78,662
From 3 to 5 years	US$	5,626	-
	R$	253,914	258,946
		308,132	337,608

From 5 to 15 years	US$	34,732	37,151

Total		993,149	1,189,479

The average interest of issues in foreign currency was 3.90% (June 30, 2005 – 4.13%) per annum in Consolidated.

In February 2005, Unibanco issued a Real-denominated note, in the amount of US$125 million equivalent to R$325 million, with 5 year-term and semiannual interest payments. The coupon is denominated in Reais, pegged to the IGPM Inflation Index plus a fixed rate of 8.7% p.a..

(c) The other issues totaled R$29,885 (June 30, 2005 - R$36,467) in Consolidated with maturities up to August 4, 2010 and an average interest rate of 4.42% (June 30, 2005 – 6.03%) per annum.

11. Borrowings and Onlendings

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2025, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to December 15, 2011, with an average interest rate of 4.21% (June 30, 2005 – 4.46%) per annum.

12. Fiscal, Labor and Civil Litigations

Unibanco Holdings and its subsidiaries are parties to various legal actions, principally tax litigation, civil litigation and labor claims. The provision for probable future losses is recorded considering the probability of loss in the lawsuits based on the opinion of legal counsel. The provisions recorded and respective changes for the quarter were as follows:

(a) Balance sheet

	Parent Company			Consolidated

	September 30,	June 30,	September 30,	June 30,,
	2005	2005	2005	2005
Tax litigation	74,532	57,479	1,606,745	1,498,518
Labor litigation	-	-	885,693	868,336
Civil litigation	-	-	495,778	561,993
Total	74,532	57,479	2,988,216	2,928,847

Recorded in Other Liabilities
- Taxes and Social Security	74,532	57,479	1,606,745	1,498,518
- Others	-	-	1,381,471	1,430,329

(b) Changes in and the related fiscal labor and civil litigation provision:

	Parent Company			Consolidated

	Quarter	Nine-month	Quarter	Nine-month
	ended	period ended	ended	period ended
	September	September	September	September
	30, 2005	30, 2005	30, 2004	30, 2005
Balance at the beginning of the period	57,479	50,508	2,928,847	2,436,647
Provision charged (1)	17,053	24,024	221,738	1,078,945
Payments	-	-	(162,369)	(527,376)
Balance at the end of the period	74,532	74,532	2,988,216	2,988,216
________________________________________
(1)	As described in Note 7 ((a)11), was recorded in a consolidated provision in the first half of 2005, for the assumption of risk related to the contingencies on the for acquisition of Banco Bandeirantes, for which Unibanco received from Caixa Geral de Depósitos the amount of R$238 million, before applicable taxes.

(c) Tax litigation

Unibanco and its subsidiaries are involved in several tax suits, including those relating to the constitutionality of certain taxes, and the probable liability is fully provided, until the accrued liability is settled or reversed based on the legal counsel’s opinion.

(d) Labor litigation

Labor unions and former employees have filed several lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. The contingency amount is recorded as a provision, based on the average of payments made.

Several dismissed employees of Banco Nacional have filed labor-related lawsuits against Banco Nacional and Unibanco after Unibanco’s acquisition of certain of Banco Nacional’s assets and liabilities. Banco Nacional is responsible for these lawsuits and is reimbursing Unibanco at the end of the lawsuits for any amounts incurred under such lawsuits. Additionally, in those cases in which liens have been made to assets which have since been transferred to Unibanco, the Bank has filed third-party motions against these liens.

(e) Civil litigation

Unibanco and its subsidiaries were parties to other actions and claims, including certain claims in conjunction with other Brazilian financial institutions, relating mainly to (i) past economic plans of the Brazilian government; (ii) the application of compound interest rates for periods less than one year; (iii) losses related to lease contracts involving foreign exchange variations; and (iv) personal and moral injury. Those actions and claims are recorded in accordance with the probability of loss in each type of claim.

(f) Judicial cases

The former controlling shareholders of Banco Nacional S.A. filed suits against the Brazilian Central Bank and Unibanco in connection with the sale of assets and liabilities of Banco Nacional. Unibanco considers, based on the opinion of legal counsel, that these suits are untenable, since the acquisition of assets and assumption of operational liabilities of Banco Nacional by Unibanco occurred in accordance with PROER (Program for the Strengthening of the National Financial System), a program implemented by law with the purpose of preserving the resources of depositors and maintaining the trust of Brazilians in the financial institutions of the National Financial System. Management considers that there is no need to record any provisions in these cases.

During the first half of 2005, Unibanco and the former controlling shareholders of Banco Banorte S.A. – in Liquidation concluded their judicial disputes and, currently, the Credit Guarantor Fund (FGC) and Unibanco are seeking to implement a plan for the economic-financial equalization of Banco Banorte S.A. – in Liquidation, together with the Brazilian Central Bank.

13. Other Liabilities

				Consolidated

		September 30, 2005		June 30, 2005

	Current	Long-term	Current	Long-term
	liabilities	liabilities	liabilities	liabilities
Collection of taxes and other
Contributions	1,010,559	-	307,171	-
Foreign exchange portfolio	2,288,720	-	2,453,594	1,710,197
Social and statutory	237,135	-	382,462	-
Taxes and social security	639,988	1,815,443	512,021	-
Negotiation and intermediation of securities	368,478	11,889	231,150	33,913
Accounts payable for purchase of assets	3,415	-	2,906	1,190
Technical provision for insurance,
annuity products and retirement plans	4,723,341	1,933,404	4,399,917	2,013,557
Subordinated debt	115,267	2,737,970	80,597	1,689,863
Sundry	3,873,037	3,233,133	3,461,372	3,486,648
Total	13,259,940	9,731,839	11,831,190	8,935,368

(a) Technical provision for insurance, private retirement plans and annuity products:

Private Retirement
	Insurance		Plans		Annuity Products		Total

	September	June 30,	September	June 30,	September	June 30,	September	June 30,
	30,2005	2005	30,2005	2005	30,2005	2005	30,2005	2005
Provision for unearned
premiums (1)	520,415	447,609	1	1	-	-	520,416	447,610
Loss Provision IBNR
(The provision for
claims incurred but
not yet reported)	202,111	205,053	7,983	9,817	-	-	210,094	214,870
Mathematical provision
benefits to be granted	186,898	164,626	4,377,885	4,253,622	-	-	4,564,783	4,418,248
Mathematical provision
for benefits granted	3,469	3,478	367,170	358,329	-	-	370,639	361,807
Unsettled claims	279,420	276,227	704	708	-	-	280,124	276,935
Provision for draws and
redemptions	-	-	-	-	486,888	465,011	486,888	465,011
Other provisions	2,018	2,486	221,420	226,144	363	363	223,801	228,993
Total of technical
provisions	1,194,331	1,099,479	4,975,163	4,848,621	487,251	465,374	6,656,745	6,413,474
Short-term	1,193,574	1,098,721	3,042,516	2,835,822	487,251	465,374	4,723,341	4,399,917
Long-term	757	758	1,932,647	2,012,799	-	-	1,933,404	2,013,557

(1) Showed net of related expenses and non incurred expenses, in the amount of R$387,485 (June 30, 2005 - R$261,194).

(b) Other liabilities - Foreign exchange portfolio includes R$1.155.368 (June 30, 2005 – R$1,410,933) of unsettled exchange sales and R$1.132.925 (June 30, 2005 – R$1,046,964) of obligations for exchange purchase net of advances on exchange contracts.

(c) Subordinated debt

					Consolidated

			Remuneration	September	June 30,
	Issue	Maturity	per annum	30,2005	2005
Step-up subordinated
callable notes (1)	April 2002	April 2012	9.375%	448,270	473,918
Step-up subordinated
callable notes (2)	December 2003	December 2013	7.375%	451,438	471,112
Step-up subordinated
callable notes (3)	April 2001	April 2006	3.45%	68,177	71,275
Line of credit (4)	December 2004	December 2009	4.74%	337,045	353,057
Subordinated time				420,559	401,098
deposits (5)	December 2002	December 2012	102% of CDI
Perpetual Non-
cumulative Junior
Subordinated
Securities (6)	July 2005	Indeterminated	8.7%	1,127,748	-
Total				2,853,237	1,770,460
Short-term				115,267	80,597
Long-term				2,737,970	1,689,863
________________________________________
(1)	The debt can be fully redeemed in April 2007 or in each subsequent interest payment. The interest rate from the fifth year will be 11.7995% per annum.
(2)	The debt can be fully redeemed in December 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(3)	The interest rate is calculated through semi-annual Libor plus 1.2%.
(4)	The debt can not be redeemed prior to contractual maturity. The interest rate is calculated through semi-annual Libor plus 2%.
(5)	Subordinated time deposits can be redeemed from December 2007.
(6)	The debt can be fully redeemed, only at the option of the issuer, after July 29, 2010 or in each subsequent payment. The classification as of subordinated debt is subject to the approval of the Brazilian Central Bank, for the purposes of capital adequacy limits.

(d) “Other liabilities – sundry”, includes, basically, payable to merchants-credit card in the amount of R$2.362.925 (June 30, 2005 -R$2,023,391); sale of rights of receipt of future flow of payment orders abroad in the amount of R$2.002.834 (June 30, 2005 – R$2,173,465); provision for labor and civil litigations in the amount of R$1.381.471 (June 30, 2005 - R$1,430,329); provisions for payroll and administrative expenses in the amount of R$480.290 (June 30, 2005 - R$432,585) and payable related to insurance companies in the amount of R$440.890 (June 30, 2005 - R$461,865).

(e) Other liabilities in the parent company refer to interest on own capital payable in the amount of R$89.478 (June 30, 2005 - R$134.957) and provision for tax litigation in the amount of R$74,532(June 30, 2005 – R$57,479).

14. Employee Benefits

(a) Pension plan

Unibanco and a portion of its employees contributed for a “ Free Benefits Generation Program” (PGBL), a system whereby the participant accumulates financial resources during his/her career, through contributions paid by the employee and the company where he/she works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program, is based on defined contributions established by Unibanco and your employees until October, 2004. After that only the employees contributed for the program.

Additionally on July 1st, 2004, the employee's "Free Benefits Generation Program " was redesigned in order to more coverage and flexible benefits. The new program is a closed private entity through Trevo Instituto Bandeirantes de Seguridade Social. The new program is sponsored by Unibanco and your employees.

During the quarter ended September 30, 2005, the company sponsor contributions totaled R$3,856 (Nine-months ended September 30, 2005 - R$11,711) in Consolidated.

(b) Stock option program

Unibanco has a stock option program intended to foster the long-term commitment of the Company’s executives to the highest performance standards, as well as attract, retain and motivate new talents. Pursuant to this program, Unibanco’s executives can be granted stock or Unit options that can be exercised between 3 to 6 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

Up to September 30, 2005, the options activity was as follows:

	Issuance	Vesting period until	Exercise period until	Exercise price restated as of 09/30/2005				Not exercised

Nº	Date				Granted	Exercised	Cancelled
1	01.21.2002	From 01.21.2005 to 01.21.2007	From 01.20.2006 to 01.20.2008	9.31	6,188,000	1,056,968	2,057,501	3,073,531
2	04.15.2002	From 04.15.2005 to 04.15.2007	From 04.14.2006 to 04.14.2008	10.91	34,000	-	-	34,000
3	08.01.2002	From 08.01.2005 to 08.01.2007	From 07.31.2006 to 07.31.2008	8.40	100,000	-	-	100,000
4	08.12.2002	From 08.12.2005 to 08.12.2007	From 08.11.2006 to 08.11.2008	7.05	180,000	-	-	180,000
5	11.01.2002	From 11.01.2005 to 11.01.2007	From 10.31.2006 to 10.31.2008	6.90	100,000	-	-	100,000
6	11.11.2002	From 11.11.2005 to 11.11.2007	From 11.10.2006 to 11.10.2008	6.90	100,000	-	100,000	-
7	11.20.2002	From 05.31.2006 to 11.20.2007	From 11.19.2006 to 11.19.2008	6.90	150,000	-	100,000	50,000
8	01.06.2003	From 01.06.2006 to 01.06.2008	From 01.05.2007 to 01.05.2009	6.66	80,000	-	80,000	-
9	02.10.2003	From 02.10.2006 to 02.10.2008	From 02.09.2007 to 02.09.2009	7.78	60,000	-	-	60,000
10	03.10.2003	From 03.10.2006 to 03.10.2008	From 03.09.2007 to 03.09.2009	8.17	83,000	-	23,000	60,000
11	04.08.2003	From 04.08.2006 to 04.08.2008	From 04.07.2007 to 04.07.2009	8.85	792,000	-	302,000	490,000
12	04.14.2003	From 04.14.2006 to 04.14.2008	From 04.13.2007 to 04.13.2009	8.94	20,000	-	20,000	-
13	05.07.2003	From 05.07.2006 to 05.07.2008	From 05.06.2007to 05.06.2009	8.41	560,000	-	-	560,000
14	06.04.2003	From 06.04.2006 to 06.04.2008	From 06.03.2007 to 06.03.2009	10.21	300,000	-	300,000	-
15	06.16.2003	From 06.16.2006 to 06.16.2008	From 06.15.2007 to 06.15.2009	10.30	60,000	-	-	60,000
16	09.02.2003	From 09.02.2006 to 09.02.2008	From 09.01.2007 to 09.01.2009	9.83	3,113,000	-	771,000	2,342,000
17	11.10.2003	From 11.10.2006 to 11.10.2008	From 11.09.2007 to 11.09.2009	9.83	180,000	-	180,000	-
18	12.17.2003	From 12.17.2006 to 12.17.2008	From 12.16.2007 to 12.16.2009	11.50	60,000	-	-	60,000
19	01.05.2004	From 01.05.2007 to 01.05.2009	From 01.04.2008 to 01.04.2010	9.83	120,000	-	-	120,000
20	02.01.2004	From 02.01.2007 to 02.01.2009	From 01.31.2008 to 01.31.2010	13.76	180,000	-	-	180,000
21	04.05.2004	From 04.05.2007 to 04.05.2009	From 04.04.2008 to 04.04.2010	14.03	6,120	-	-	6,120
22	04.12.2004	From 04.12.2007 to 04.12.2009	From 04.11.2008 to 04.11.2010	13.91	400,000	-	-	400,000
23	04.13.2004	From 04.13.2007 to 04.13.2009	From 04.12.2008 to 04.12.2010	14.02	100,000	-	-	100,000
24	07.19.2004	From 07.19.2007 to 07.19.2009	From 07.18.2008 to 07.18.2010	12.85	470,000	-	-	470,000
25	08.04.2004	08.04.2009	08.03.2010	11.72	300,000	-		300,000
26	09.20.2004	From 09.20.2007 to 09.20.2009	From 09.19.2008 to 09.19.2010	13.76	10,000	-	-	10,000
27	02.01.2005	From 02.01.2008 to 02.01.2010	From 01.31.2009 to 01.31.2011	16.17	4,220,000	-	245,000	3,975,000
28	05.03.2005	From 05.03.2008 to 05.03.2010	From 05.02.2009 to 05.02.2011	18.94	25,000	-	-	25,000
29	09.19.2005	From 09.19.2008 to 09.19.2010	From 09.18.2009 to 09.18.2011	20.52	60,000	-	-	60,000

	TOTAL				18,051,120	1,056,968	4,178,501	12,815,651

The stock option program in Units (awarded assets) is granted simultaneously by Unibanco following the ratio: Unibanco issuance 1 common share and Holdings issuance 1 PNB.

The cancelled options refer to beneficiaries excluded before of exercise period, except for retirees that will be continuing as participants.

The exercise price of stock option after July, 2004, is being restated, pro rata temporis, pegged to the IPCA (Amplified Consumer Price Index) accumulated for the period between the issuance date and the respective exercise period of each option in Units.

The stock option on August 4, 2004: exercise price will be decreased by the dividends distributed per stock option program in Units, during the exercise period.

15. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

	September 30, 2005			June 30, 2005

	Outstanding shares	Treasury stocks	Total	Total

Common	276,867,952	-	276,867,952	315,145,875
Preferred	535,998,460	17,467,460	553,465,920	315,145,875

Total	812,866,412	17,467,460	830,333,872	843,304,762

On April 30, 2004, the Extraordinary Shareholders’ meeting approved the cancellation of the separate classes preferred shares. Through the conversion of all Class “A” preferred shares to Class “B”preferred shares, in September 2003, the Class “B” preferred shares now are denominated only as “preferred shares”.

Preferred shares have no voting rights but are entitled to receive (i) a semiannual minimum dividend of R$0.15 (fifteen cents) per thousand shares or semiannual priority dividend of 1.5% of stockholders’ equity, resulting in an annual priority dividend of 3% (three percent) of stockholders’ equity, whichever is greater; (ii) in the reimbursement of capital in the case of the capital liquidation, up to the amount of capital represented by such preferred shares and (iii) participate in equal conditions with common shareholders in capital increases from monetary restatement of revenues, reserves and income and any distribution of dividends after dividends equal in item (i); in the case of the preferred shares’ reverse stock split, the dividends mentioned in item (i) will be adjusted according to the quantity of new shares.

Each Share Deposit Certificate (Units) is represented by a preferred share issued by Unibanco and by a preferred share issued by Holdings and is traded in the Brazilian market. On September 30, 2005 the fair value of a Units was R$23.74.

The Global Depositary Receipts (GDRs) is represented by 5 Units and is traded in the international market.

On August 30, 2004, Unibanco and Unibanco Holdings finalized the reverse stock split of their common and preferred shares, including the Units, in the ratio of 100 shares to 1 share. The shares have since been negotiated on per-share basis. On the same date, the Global Depositary Receipts (GDRs) traded abroad have represented 5 Units, instead of 500 Units, without a change in the number of GDRs issued or in their pricing. The reverse stock split aims to provide more efficiency in control and in the relationship with shareholders, operational cost reduction, as well as being one more step in the quest for increasing share liquidity.

(b) Dividends and interest on own capital

Unibanco Holdings distributes as a dividend an amount equivalent to the dividends received from its subsidiaries, as indicated in its articles of incorporation.

On July 15, 2005, the Board of Directors approved the payment of interest on capital to the shareholders, in the gross amount of R$134,956, comprised of a complement to the interest on capital related to the profit in the 2004 fiscal year, in the amount of R$2,771, plus the interest related to the second quarter of 2005, in the amount of R$28,035 and a complement to interest on capital related to the first half of 2005 in the amount of R$104,151, amounting to R$0.1625 (R$0.1382 net of applicable tax) per common share and R$0.1625 (R$0.1382 net of applicable tax) per preferred share outstanding at that time. The interest on capital was calculated in accordance with article 9 of Law no. 9249/95, with a tax benefit of R$45,885. The payment of the interest on capital was on July 29, 2005.

The Units had interest on capital of R$0.3702 (R$0.3147 net of applicable tax); comprising R$0.1625 (R$0.1382 net of applicable tax) from Unibanco Holdings and R$0.2077 (R$0.1765 net of applicable tax) from Unibanco. The GDRs had interest on capital of R$1.8509 (R$1.5733 net of applicable tax).

During the third quarter of 2005, was provisioned R$89,478 of interest on own capital, generating a fiscal benefit in the amount of R$30,422. The amount will be included in the minimum mandatory dividends of the year, net of applicable tax.

On October 20, 2005, the Board of Directors approved the payment of interest on capital to the shareholders, in the gross amount of R$27,448, comprising interest on capital related to the profit in the third quarter of 2005, amounting to R$0.0338 (R$0.0287 net of applicable tax) per common share and R$0.0338 (R$0.0287 net of applicable tax) per preferred share outstanding at that time. The interest on capital was calculated in accordance with article 9 of Law no. 9249/95, with a tax benefit of R$9,332. The payment of the interest on capital was on October 31, 2005.

The Units had interest on capital of R$0.0765 (R$0.0650 plus the applicable tax), comprising R$0.0338 (R$0.0287 plus the applicable tax) from Unibanco Holdings and R$0.0427 (R$0.0363 plus the applicable tax) from Unibanco. The GDR had interest on capital of R$0.3823 (R$0.3250 net of applicable tax).

(c) Capital reserves

These reserves are substantially composed of the share premium reserve.

(d) Treasury stock

During the third quarter of 2005, as per shares – Performance the buy back program (Note 14(b)), approved by the Extraordinary Shareholders’ Meeting on October 31, 2001, and also due to the conversion program (see item (f)) the following changes in treasury stock occurred:

Quantity of shares on June 30, 2005	12,970,890
Conversion of shares in the quarter	4,676,812
Treasury stocks exchanged	(180,242)
Quantity of shares on September 30, 2005	17,467,460

The average cost per share was R$21.01. The minimum and maximum price per repurchased Units were R$19.95 and R$23.52, respectively.

(e) Changes in stockholders’ equity

	Quarter	Nine-month
	ended	period ended
	September	September
	30, 2005	30, 2005
Beginning balance	5,148,588	4,819,022
Prior year adjustments	102	(3,159)
Revaluation reserve of subsidiary companies	(112)	(1,230)
Fair value adjustments - marketable securities and derivatives	21,571	43,587
Conversion of UBB stocks for Unibanco Holdings stock	-	809
Cancelation of treasury stocks	(43,883)	(43,883)
Net income for the period	259,908	731,249
Capital reserve	(68,170)	(68,170)
Interest on own capital proposed	(89,477)	(249,698)
Balance ended	5,228,527	5,228,527

(f) Conversion Program

As from November 2003, a Conversion Program will be maintained during two years allowing holders of Unibanco preferred shares and Unibanco Holdings preferred shares as of the date of the Exchange Offer Announcement (September 15th, 2003) to convert their pairs of preferred shares into Units. On August 11, 2005, the Brazilian Securities Commission, issued Oficio/CVM/SEP/GEA-1/No 440/05, approved the inclusion of a new data base in the Conversion Program (on August 19, 2005). The Conversion Program has duration of 2 years, with maturity on November 4, 2005. Up to September 30, 2005, 627.9 thousand preferred shares were converted into Units.

(g) Secondary Units Offer

In February 2005, Commerzbank Aktiengesellschaft and BNL International Investments S.A. sold, through a secondary public distribution, 45,897,387 Units, representing 7.2% of the preferred shares of Unibanco and 8.9% of the preferred shares of Unibanco Holdings. In September 2005, Caixa Brasil, SGPS, S.A. sold, through a secondary public distribution, 86,149,216 Units, representing 13.4% of the preferred shares of Unibanco and 16.1% of the preferred shares of Unibanco Holdings.

16. Other Operating Income and Expenses

(a) Other operating income

				Consolidated

	Quarter	Nine-month	Quarter	Nine-month
	ended	period ended	ended	period ended
	September	September	September	September
	30, 2005	30, 2005	30, 2005	30, 2005
Dividends/retained earnings received from
other investments, principally consortium	2,428	88,079	39,997	105,266
Monetary correction of income receivable	18,239	44,149	18,297	53,291
Monetary correction of prepaid taxes	-	1,958	1,526	4,829
Exchange rate variation on other credits	-	1,585	6,699	6,699
Other	49,336	162,219	4,844	36,489
Total	70,003	297,990	71,363	206,574

(b) Other operating expenses

				Consolidated

	Quarter	Nine-month	Quarter	Nine-month
	ended	period ended	ended	period ended
	September	September	September	September
	30, 2005	30, 2005	30, 2005	30, 2005
Provision for labor and civil litigations	113,015	331,612	116,414	334,307
Foreign branches’ and subsidiary
companies exchange loss	41,546	190,953	105,151	271
Expense related to checks and billing, net	58,500	148,779	11,237	70,374
Insurance expenses	15,881	96,167	27,809	94,201
Amortization of goodwill on subsidiaries
acquired	28,545	80,101	38,954	102,307
Monetary correction of other liabilities	37,965	37,965	-	-
Other	10,066	247,110	67,514	194,019
Total	305,518	1,132,687	367,079	795,479

17. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and social contribution carry-forwards are recorded in “Other credits – sundry”, and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred tax assets on tax losses and social contribution losses are realized in accordance with the existing taxable income, and deferred income taxes on temporary differences are realized when the related provision is utilized or reversed.

(a) Deferred tax assets

					Consolidated

	June 30 , 2005	Constitution	Realization	Balance of acquired companies	September 30, 2005
Allowance for credit losses	456,985	99,429	19,225	-	537,189
Other provisions not currently deductible	1,310,836	22,209	130,317	-	1,202,728
Tax loss and negative basis of social
contribution carry-forwards	605,306	-	43,176	1,294	563,424
Social contribution carry-forwards
(Provisional Measure 2158-35)	467,768	-	2,596	-	465,172
Subtotal	2,840,895	121,638	195,314	1,294	2,768,513
Adjustment at fair value of marketable
Securities available for sale and
derivative financial instruments	29,951	-	19,293	-	10,658
Deferred tax obligations	(28,631)	(3,475)	(62)	-	(32,044)
Net deferred tax assets	2,842,215	118,163	214,545	1,294	2,747,127
Total assets	2,870,846				2,779,171
Total liabilities	28,631				32,044

					Consolidated

	December 31 , 2005	Constitution	Realization	Balance of acquired companies	September 30, 2005
Allowance for credit losses	438,485	361,885	263,565	384	537,189
Other provisions not currently deductible	1,191,988	514,478	514,498	10,760	1,202,728
Tax loss and negative basis of social
contribution carry-forwards	677,100	12,741	127,711	1,294	563,424
Social contribution carry-forwards
(Provisional Measure 2158-35)	485,076	-	19,904	-	465,172
Subtotal	2,792,649	889,104	925,678	12,438	2,768,513
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	42,491	3,132	34,965	-	10,658
Deferred tax obligations	(28,626)	(5,405)	(1,987)	-	(32,044)
Net deferred tax assets	2,806,514	886,831	958,656	12,438	2,747,127
Total assets	2,835,140				2,779,171
Total liabilities	28,626				32,044

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date.

On September 30, 2005, the expected realization of deferred taxes:

			Consolidated

Year	Social contribution (Provisional Measure 2158-35)	Other	Total
2005	20,854	241,196	262,050
2006	31,707	1,197,031	1,228,738
2007	45,090	585,664	630,754
2008	51,975	110,518	162,493
2009	68,809	80,427	149,236
2010	86,466	22,534	109,000
2011 to 2013	152,457	51,692	204,149
2014 to 2015	7,814	14,279	22,093
Total	465,172	2,303,341	2,768,513

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$2,279,762 in Consolidated.

(b) Income tax and social contribution income (expenses)

			Parent Company

		Nine-month		Nine-month
	Quarter ended	periods ended	Quarter ended	periods ended
	September	September	September	September
	30, 2005	30, 2005	30, 2004	30, 2004
Income before income tax and social
contribution, net of profit sharing	265,915	749,190	186,184	510,547
Income tax and social contribution expenses
at a rate of 25% and 9%, respectively	(90,411)	(254,725)	(63,303)	(173,586)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and
associated companies and exchange rate
variation on subsidiaries abroad	93,438	263,816	65,397	180,760
Interest on capital paid , net	(4,959)	(15,515)	-	(6,922)
Permanent differences (net)	(4,075)	(11,517)	(2,413)	(7,786)
Income tax and social contribution for
the period	(6,007)	(17,941)	(319)	(7,534)

			Consolidated

		Nine-month		Nine-month
	Quarter ended	periods ended	Quarter ended	periods ended
	September	September	September	September
	30, 2005	30, 2005	30, 2004	30, 2004
Income before income tax and social
contribution, net of profit sharing	683,606	1,878,269	496,840	1,227,967
Income tax and social contribution expenses
at a rate of 25% and 9%, respectively	(232,426)	(638,612)	(168,926)	(417,509)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and
associated companies and exchange rate
variation on subsidiaries abroad	(9,310)	(55,047)	(34,828)	2,617
Interest on capital paid , net	74,837	187,544	52,603	143,929
Deferred tax credits of the period	-	-	9,017	24,251
Permanent differences (net)	(9,638)	23,934	1,370	1,286
Income tax and social contribution for
the period	(176,537)	(482,181)	(140,827)	(245,426)

18. Commitments and Guarantees

	Consolidated

	September 30, 2005	June 30, 2005
Co-obligation and risks for guarantees provided	5,977,696	5,140,307
Assets under management (mainly mutual
investment funds)	35,699,977	35,119,041
Lease commitments	47,245	58,675

19. Related-Party Transactions (Parent Company)

	September 30, 2005	June 30, 2005
Assets
Cash and due from banks	10	20
Marketable securities	80,423	57,990
Income receivable	104,061	158,645
Liabilities
Sundry	9	4

	Quarter	Six-month	Quarter	Six-month
	ended June	ended June	ended June	ended June
	30, 2005	30, 2005	30, 2004	30, 2005
Revenues
Other operating income	3,363	8,030	1,245	2,665
Expenses
Personnel and other administrative expenses	8	26	8	22

Related-party transactions were undertaken at average market rates, in effect at the respective transaction dates, considering the absence of risk.

20. Financial Instruments

(a) Purposes and use policies

Unibanco uses derivative financial instruments to manage its own overall exposures or to assist its clients, in managing market risks, foreign exchange and interest rate risk (hedge). In addition, Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities in order to aggregate value in its results.

Unibanco manages financial derivative risks as part of its asset and liability management process and through credit policies and procedures. The counterparty credit risks are minimized by entering into transactions with only a select number of high-quality institutions.

A large part of the derivatives are negotiated on the Brazilian Futures and Commodities Exchange (“BM&F”). Exchange-traded instruments conform to standard terms and are subject to policies set by the BM&F, including counterpart approval, daily margin requirements and security deposit requirements. For the remaining derivative financial instruments, which are negotiated in a Clearing House for Custody and Financial Settlement of Securities (CETIP) or in an over-the-counter transaction, the counterparty credit risks are analyzed.

Interest rate and currency forward and futures contracts represent future commitments to purchase or sell financial instruments at specific terms and at specified dates. The notional amounts represent the face value of the corresponding instrument at the date of liquidation. The credit risks associated with the future and forward contracts are minimized due to daily cash settlements and margin account deposits. Future and forward contracts are subject to the risk of fluctuation in interest rates or the value of the underlying instruments.

Swap contracts represent future commitments to exchange currencies or index for a contractual period and terms. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability of the counterparts to meet contractual conditions and the risk associated with changes in market conditions due to fluctuation in interest rates and the exchange rate of currencies.

Options are contracts which: (i) transfer, modify, or reduce interest rate risk, or (ii) allow the Bank to purchase or sell financial instruments in exchange for the payment or receipt of a premium at inception of the contract. As a purchaser of options, Unibanco pays a premium and, as a writer of options, receives a premium in exchange for bearing the risk of movements in future interest rates on market prices for the underlying financial instruments. The credit and market risks are limited to the extent of premiums paid on purchased options, and the risk associated with the changes in market conditions could influence written options.

(b) Hedge policies

Derivative financial instruments can be used as part of asset and liability risk management and can be used on an overall basis to hedge Unibanco’s net position undertaken in certain markets or related to specific assets and liabilities attributed to a particular risk.

The derivative financial instruments that are designated and qualify as hedging instruments of specific assets and liabilities have been highly correlated with respect to changes in the hedged items, allowing an assessment of high effectiveness of the hedge during the period that the hedge is designated.

The derivative financial instruments designated as hedges may: (i) secure an expected future cash flow attributed to a particular asset or liability (cash flow hedge) or (ii) reduce the exposure to changes in the fair value of an asset or liability (fair value hedge).

(c) Strategy and management of risk

Unibanco continuously strives to improve its risk management practices, which are integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institution-wide basis. In addition, each business division has dedicated risk management staff.

Credit risk

The credit policy is designed to manage risk while maintaining flexibility required by market conditions and the needs of customers. The credit limit are intended to avoid concentration in clients and particular sectors that Unibanco believes have high risk factors. The credit policy has various approval levels for both retail and wholesale customers. Depending on the size and type of exposure and the customers’ prior credit history, approval levels range from the branch general manager or account manager to the retail or wholesale credit committees, which are composed of members of senior management. The centralized credit decision-making process is based on strict credit limits that are set by the wholesale and retail committees. The pre-approved credit limit for customers in different types of credit lines is based on their creditworthiness and size.

Corporate Credit: The decision on each credit is based on the following factors: financial history, cash flows, quality of management, relationship, history market conditions and other factors relating to credit risk. An internal credit rating system is employed, which ranks companies in categories based on quantitative criteria and qualitative aspects. The lines of credit are reviewed every 60 to 180 days, depending on the borrower’s rating and the external credit environment.

Retail Credit: Credit management in the retail banking business is characterized by the processing of a large volume of credit requests, which requires specialized systems and processes. A wide range of statistical tools to evaluate retail credit requests is utilized. These tools, which include credit behavior scoring, are backed by dedicated systems. The automated credit system is a special software program that monitors loans at all stages from their inception. The collection scoring system is used for determination which collection method or combination of collection methods is the most efficient.

Market Risk

The policy regarding market risk exposure is conservative. Market risk exposure of the portfolios is independently supervised and controlled. Market risk management is based on limits established by the financial and risk committees. The market risk exposure is limited by managing the currency, maturity and interest rate gaps. Securities, derivative financial instruments, loans and funding are analyzed on a consolidated basis. Derivative financial instruments play an important role in managing asset and liability gaps. Exposure limits for the treasury unit are established considering market volatility, scenario forecasts, opportunity for profit and the funding needs of the commercial bank. Trading and positioning activities are conducted within clear limits by the financial committee. These limits and policies are reviewed monthly or when a new threat or opportunity arises.

The value at risk methodology is used to evaluate the market risk. Stress tests are also applied using macroeconomic scenarios simulated by our risk management and macroeconomic team, in order to minimize the risk of loss in the portfolio and to analyze the effects of changes in the financial market on the portfolio.

Unibanco manages its risk exposure on a centralized basis by having all risks passed to its treasury unit. All treasury activities, including those for foreign branches, are closely monitored from the offices in São Paulo. Trading limits and strategies are defined by the head office, and all trading positions are consolidated in centralized databases.

Liquidity Risk

The liquidity risk is related to the management of the gap on assets’ and liabilities’ cash flows and their impacts on the financial capacity of the institution to obtain additional funds and to honor its obligations.

The liquidity planning and contingency policies are defined by the financial committees and are reported to the decision makers and are controlled by independent areas on a daily bases. The liquidity is evaluated in a similar methodology as the market risk, considering the different impacts of the exchange rates and macroeconomic scenarios and stress tests to simulate the changes in the availability and costs of funds in the financial market. Maturity, exchange rates, financial instruments and different markets are daily analyzed daily in order to assure compliance with the established limits. Those limits and policies are periodically reviewed, and the strategies are defined in order to assure a conservative monitoring of the liquidity risk.

Operating risk

Operating risk is related to the estimate of an institution’s unexpected losses due to its systems, practices and/or control measures being incapable of withstanding human error; damaged support infrastructure; inadequate utilization of modeling, services or products; changes in the business environment or other adverse market conditions.

To meet the legal requirements, the best practices of the international market and the internal regulations of the Brazilian financial market, Unibanco created an independent internal risk management structure. This area has as one of its main goals to encourage the generation and the perpetuation of an internal culture focused on integrated risk management. The management of the operating risk is an essential tool to the decision making process and to obtain competitive advantage, permitting the evaluation of the relationship between risk and reward. Another factor to highlight is the additional value to the brand due to the support given to the business areas, helping them to maintain their activities and to ensure the optimization of resources and allocated capital to the benefit of shareholders and clients, demonstrating the commitment of the financial institution to the best practices of corporate governance.

One of the tools used is the Internal Control System, which is available in the corporate portal accessible by all group areas. This process includes periodic evaluations, where the area managers identify their main activities and inherent risks, identify the existence of control issues and analyze the effectiveness of current controls.

The increasing diversity of banking operations and the volume of transactions on line/real time involving computers and telecommunications network increase the importance to our systems of information technology and the potential impact of system failures. Unibanco has dedicated a substantial volume of resources to guarantee security and stability of its system and equipment.

(d) Financial instruments recorded in the financial statements and their fair values are as follows:

	Consolidated

	September 30, 2005		June 30, 2005

	Book value	Fair value	Book Value	Fair value
Assets
Interbank deposits	2,945,697	2,954,162	2,754,165	2,758,857
Marketable securities	16,419,092	16,606,730	15,980,193	16,204,117
Lending operations	30,896,431	30,924,816	29,245,940	29,257,106
Derivatives, net	254,718	254,718	381,254	381,255

Liabilities
Interbank deposits	81,010	81,010	111,493	111,493
Time deposits	25,444,144	25,439,992	25,562,252	25,562,693
Mortgage notes	263,346	263,179	257,231	256,035
Resources from securities issued abroad	1,023,034	1,026,031	1,225,945	1,228,672
Subordinated debt (Note 13 (b))	2,853,237	2,910,120	1,770,460	1,823,993
Other liabilities (Note 13 (c))	2,002,834	2,119,923	2,173,465	2,230,271
Treasury stocks	112,052	207.339	68,170	117,581

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the period, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes was based on the average rate practiced by Unibanco on the last business day of the period for similar instruments.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect in the corresponding markets on the last business day of the period for similar instruments.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the period for operations with similar maturities and indices, as informed by the Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on the Unit’s price at September 30, 2005 on the São Paulo Stock Exchange.

(e) The current notional and fair values of derivative financial instruments recorded in memorandum accounts, except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, are as follows:

	Consolidated

	September 30, 2005		June 30, 2005

	Notional exposure (1) and (2)	Exposure at fair value (1) and (2)	Notional exposure (1) and (2)	Exposure at fair value (1) and (2)

Futures contracts	5,283,397	5,283,397	(18,250,007)	(18,250,007)
Currencies	248,184	248,184	(472,653)	(472,653)
Interbank interest rate	4,708,272	4,708,272	(18,659,798)	(18,659,798)
Exchange coupon	326,941	326,941	882,444	882,444

Forward contracts	(123,743)	(120,250)	377,725	381,688
Currencies	258,982	243,772	632,261	618,422
Fixed interest rate	(382,725)	(364,022)	(254,536)	(236,734)

Swap contracts	222,303	247,971	333,588	341,285
Currencies	(3,139,508)	(3,115,300)	(3,176,633)	(3,093,294)
Interbank interest rate	1,832,144	1,801,367	1,889,797	1,875,335
Fixed interest rate	160,969	170,016	363,433	298,492
Other	1,368,698	1,391,888	1,256,991	1,260,752

Swap contracts with daily reset	(125,410)	(125,410)	36,856	36,856
Currencies	(125,410)	(125,410)	36,856	36,856

Third curve swap contracts	78,084	73,672	62,589	63,831
Currencies	(789,340)	(789,340)	(552,342)	(551,950)
Interbank interest rate	563,492	560,292	509,736	510,192
Fixed interest rate	303,932	302,720	105,195	105,589

Option contracts
Purchased options	38,048	27,653	52,304	42,833
Purchase	35,636	24,839	50,461	40,728
Currencies	35,636	24,839	50,461	40,728
Sale	2,412	2,814	1,843	2,105
Currencies	2,412	2,814	1,843	2,105
Sale option	50,686	27,792	36,986	29,330
Purchase	42,575	8,964	28,537	6,205
Currencies	42,575	8,964	28,537	6,205
Sale	8,111	18,828	8,449	23,125
Currencies	8,111	18,828	8,449	23,125
________________________________________
(1)	Include the net balance of short position (long position).
(2)	For option contracts, the exposure at fair value refers to the respective premium.

The notional exposure of the option contracts, recorded in memorandum accounts, amounted to R$1,161,448 (June 30, 2005 - R$724,385) with respect to purchase commitments and R$1,777,931 (June 30, 2005 - R$1,158,357) with respect to sale commitments.

On September 30, 2005, there were future transactions R$10,869,939 (June 30, 2005 - R$10,744,965) in Consolidated, swap contracts in the amount of R$1,885,999 (June 30, 2005 - R$1,845,247) in Consolidated and forward transactions in the amount of R$167,077 (June 30, 2005 – R$130,324) in Consolidated, accounted for at fair value and recognized as cash flow hedges of exposure to the US dollar fluctuations and indexed to interbank interest rate (CDI), net gain of applicable taxes and minority interest, during the quarter, in the amount of R$5,206 (June 30, 2005 – R$11,217) in Consolidated, which were recorded in “Unrealized gains or losses – marketable securities and derivatives”. The hedges as of September 30, 2005, were undertaken in accordance with the standards established by the Brazilian Central Bank.

The transactions shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the derivative financial instruments.

The swap transactions associated with funding and/or asset operations are recorded at current notional value, adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to their fair value.

(f) Fair value by trade location:

	Consolidated

	September 30, 2005			June 30, 2005

Exposure at fair value	BM&F	CETIP/ Over the counter (1)	Total	BM&F	CETIP/ Over the counter (1)	Total

Future contracts	5,283,397	-	5,283,397	(18,250,007)	-	(18,250,007)
Forward contracts	-	(120,250)	(120,250)	38	381,650	381,688
Swap contracts	(73,145)	321,116	247,971	(62,113)	403,398	341,285
Swap contracts with daily
reset	(125,410)	-	(125,410)	36,856	-	36,856
Third curve swap contracts	-	73,672	73,672	-	63,831	63,831
Option contracts
Purchased option	8,979	18,674	27,653	5,609	37,224	42,833
Sale option	27,708	84	27,792	26,217	3,113	29,330
_______________________________________
(1) CETIP (Clearing House for Custody and Financial Settlement of Securities).

The amounts pledged to guarantee BM&F transactions were R$136,802 (June 30, 2005 - R$150,661) in Consolidated and are comprised federal government securities.

(g) The maturities and types of derivative financial instruments recorded in balance sheet accounts are as follows:

	Consolidated

	September 30, 2005	June 30, 2005

Assets
Less than 3 months	277,611	356,892
Between 3 months and 1 year	279,530	255,107
Between 1 and 3 years	259,783	204,946
More than 3 years	52,032	65,293
Total	868,956	882,238

Liabilities
Less than 3 months	195,357	62,390
Between 3 months and 1 year	178,040	217,199
Between 1 and 3 years	237,971	219,711
More than 3 years	2,870	1,684
Total	614,238	500,984

	Consolidated

	September 30, 2005	June 30, 2005
Assets
Forward contracts	88,062	62,438
Swap contracts	675,330	710,210
Third curve swap contracts	77,911	66,757
Option contracts – premiums paid	27,653	42,833
Total	868,956	882,238

Liabilities
Forward contracts	154,849	99,803
Swap contracts	427,359	368,925
Third curve swap contracts	4,238	2,926
Option contracts – premiums received	27,792	29,330
Total	614,238	500,984

(h) The maturities of derivative financial instruments recorded in memorandum accounts, except the option contracts , the balance of which represents the amounts recorded in asset and liability accounts, are as follows:

	Consolidated

	September 30, 2005

Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	More than 3 years	Total

Future contracts	5,587,576	(1,831,717)	1,122,538	405,000	5,283,397
Forward contracts	(337,202)	188,074	32,543	(3,655)	(120,250)
Swap contracts	5,058	158,254	34,889	49,770	247,971
Swap contracts with daily reset	(92,572)	(32,838)	-	-	(125,410)
Third curve swap contracts	54,612	17,010	2,050	-	73,672
Option contracts
Purchased option	23,318	4,335	-	-	27,653
Sale option	12,219	12,742	2,831	-	27,792

	Consolidated

	June 30, 2005

Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	More than 3 years	Total
Future contracts	(32,396,951)	14,238,673	(149,827)	58,098	(18,250,007)
Forward contracts	(287,474)	139,056	114,861	415,245	381,688
Swap contracts	243,074	72,069	(4,381)	30,523	341,285
Swap contracts with daily reset	94,029	(57,173)	-	-	36,856
Third curve swap contracts	39,188	23,319	1,324	-	63,831
Option contracts
Purchased option	6,824	1,898	-	34,111	42,833
Sale option	8,479	18,738	2,113	-	29,330

21. Statements of Cash Flows

	Parent company
		Nine-month
	Quarter ended	period ended
	September 30,	September 30,
	2005	2005

Operating activities
Net income	259,908	731,249
Equity in results of subsidiary companies	(274,819)	(775,932)
Changes in assets and liabilities
Decrease (increase)in marketable securities	(22,433)	(39,885)
Decrease (increase) in other credits and other assets	50,215	57,781
Increase (decrease) in other liabilities	(36,569)	(30,222)

Net cash used in operating activities	(23,698)	(57,009)

Investing activities
Interest on own capital received from subsidiary company	158,645	361,058
Net cash provided by investing activities	158,645	361,058

Financing activities
Interest on own capital paid	(134,957)	(304,057)
Net cash used in financing activities	(134,957)	(304,057)

Net increase (decrease) in cash and due from banks	(10)	(8)

Cash and due from banks at the beginning of the period	20	18
Cash and due from banks at the end of the period	(10)	10
Net increase (decrease) in cash and due from banks	(10)	(8)

	Consolideted
		Nine-month
	Quarter ended	period ended
	September 30,	September 30,
	2005	2005

Operating activities
Net income	259,908	731,249
Provision for loan losses	503,141	1,248,449
Technical provisions for insurance, annuity products and retirement plans	291,285	945,925
Deferred taxes	67,985	36,870
Reversal of foreclosed assets provision	6,198	12,239
Loss on sale of foreclosed assets and fixed assets	1,656	(12,199)
Amortization of goodwill on subsidiaries acquired	28,545	80,101
Equity in results of subsidiary and associated companies	(14,164)	(29,051)
Reversal of provision for losses on investments	-	4,060
Depreciation and amortization	111,039	319,480
Minority interest	247,161	655,342
Changes in assets and liabilities
Decrease (increase) in interbank investments	(3,156,271)	(1,514,414)
Decrease (increase)in marketable securities and derivative financial instruments	(406,016)	(638,453)
Decrease (increase) in Central Bank compulsory deposits	(62,072)	(241,959)
Net change in interbank and interdepartmental accounts	(65,099)	(51,998)
Decrease (increase) in lending operations	(2,179,033)	(5,376,668)
Decrease (increase) in leasing operations	(49,921)	(124,857)
Net change in foreign exchange portfolio	(32,774)	(277,533)
Decrease (increase) in other credits and other assets	(320,508)	(733,302)
Increase (decrease) in other liabilities	2,283,306	2,587,085
Increase (decrease)in deferred income	(18,340)	(64,592)
Net cash provided by (used in) operating activities	(2,503,975)	(2,434,227)

Investing activities
Proceeds from sale of foreclosed assets	18,120	59,981
Purchase of capital increase on investments in subsidiary and companies	(13,409)	(85,414)
Goodwill on acquisition of subsidiary companies	-	(49,619)
Proceeds of/capital decrease on investments in subsidiary and companies	307	16,525
Purchase of other investments	(2,017)	(18,292)
Proceeds of investments	4,108	6,785
Purchase of fixed assets	(45,344)	(137,685)
Proceeds from sale of fixed assets	2,684	36,116
Deferred charges	(66,363)	(150,914)
Minority interest	23,472	(249,716)
Net cash used in investing activities	(78,442)	(572,233)

Financing activities
Increase (decrease) in deposits	(324,409)	983,481
Increase (decrease)	3,196,878	2,101,303
Increase (decrease)	(196,796)	(292,815)
Increase (decrease)
agencies	349,018	344,394
Net change in treasury stock	(112,053)	(111,244)
Dividends paid	(134,957)	(304,057)
Net cash provided by (used in) financing activities	2,777,681	2,721,062

Net increase (decrease) in cash and due from banks	195,264	(285,398)

Cash and due from banks at the beginning of the period	1,080,602	1,561,264
Cash and due from banks at the end of the period	1,275,866	1,275,866
Net increase (decrease) in cash and due from banks	195,264	(285,398)

22. Subsidiary Companies Information

The following tables show the balance sheets and the statements of income of the Unibanco’s subsidiary companies, considering only the eliminations between the companies consolidated or combined in each group.

(a) Foreign branches and subsidiaries include the accounts of the foreign branches (Unibanco Grand Cayman and Nassau), Unibanco – União de Bancos Brasileiros (Luxembourg) S.A. Interbanco S.A. (Paraguay), Unibanco Cayman Bank Ltd., and Unicorp Bank & Trust Ltd, (Grand Cayman):

Combined balance sheet	September 30, 2005	June 30, 2005
Assets
Current and long-term assets	12,497,152	11,187,446
Cash and due from banks	321,354	252,622
Interbank investments	1,528,859	1,707,600
Marketable securities	7,617,359	6,449,641
Interbank accounts	152,020	167,611
Lending and leasing operations	2,606,966	2,343,602
Other credits and other assets	270,594	266,370
Permanent assets	336,994	353,271
Total	12,834,146	11,540,717

Liabilities
Current and long-term liabilities	11,324,809	9,914,477
Deposits	2,197,946	2,213,176
Securities sold under repurchase agreements	2,352,532	1,822,918
Resources from securities issued	986,657	1,183,336
Interbank accounts	36,454	29,757
Borrowings and onlending in Brazil – Governmental agencies	1,344,539	1,149,636
Derivative financial instruments	111,819	117,978
Other liabilities	4,294,862	3,397,676
Deferred income	6,553	7,267
Minority interest	5	5
Stockholders’ equity	1,502,779	1,618,968
Total	12,834,146	11,540,717

		Nine-months		Nine-months
	Quarte rended	ended	Quarter ended	ended
	September	September	September	September
Combined statement of income	30, 2005	30, 2005	30, 2004	30, 2004
Revenue from financial intermediation	261,181	607,105	280,394	770,947
Expenses on financial intermediation	(182,981)	(413,425)	404	(217,402)
Reversal for credit losses	10,337	80,728	8,414	25,617
Services rendered	35,249	58,657	21,843	54,449
Salaries, benefits, training and social security
and other administrative expenses	(13,377)	(44,989)	(17,149)	(67,636)
Financial transaction and other taxes	(2,339)	(6,474)	(1,661)	(3,827)
Other operating income (expenses)	(7,007)	23,997	(56,827)	(76,503)
Non-operating income, net	(72)	784	(274)	(645)
Net income for the period	100,991	306,383	235,144	485,000

The income tax and social contribution expense originated from the foreign operations is recorded in the multiple bank, through the addition of the net income from these operations into Unibanco’s taxable income.

(b) Insurance and private pension entities including Unibanco AIG Seguros S.A., Unibanco AIG Saúde Seguradora S.A., Unibanco AIG Vida e Previdência S.A. and Unibanco AIG Warranty S.A.:

Combined balance sheet	September 30, 2005	June 30, 2005
Assets
Current and long-term assets	8,087,856	8,030,583
Cash and due from banks	18,831	10,510
Marketable securities	6,700,389	6,579,608
Insurance credits and re-insurance	883,772	913,869
Other credits and other assets	484,864	526,596
Permanent assets	334,840	342,554
Total	8,422,696	8,373,137

Liabilities
Current and long-term liabilities	7,061,657	6,973,472
Borrowings and onlendings	-	6,497
Technical provisions for insurance	1,194,331	1,099,479
Technical provisions for retirement plans	4,975,163	4,848,621
Insurance and re-insurance debts	405,231	424,201
Other liabilities	486,932	594,674
Deferred income	-	79,579
Minority interest	56	7,166
Stockholders’ equity	1,360,983	1,312,920
Total	8,422,696	8,373,137

		Nine-months		Nine-months
	Quarter ended	ended	Quarter ended	ended
	September	September	September	September
Combined statement of income	30, 2005	30, 2005	30, 2004	30, 2004
Retained premiums	776,321	2,466,661	763,509	2,351,060
Provision (reversal) for credit losses	(1,560)	(1,034)	313	-
Changes in technical reserves of insurance	(217,509)	(745,556)	(215,346)	(723,921)
Net claims incurred	(217,009)	(679,817)	(215,014)	(685,148)
Acquisition costs and other	(92,589)	(221,501)	(80,264)	(229,448)
Changes in technical reserves of private
retirement plan	(161,962)	(517,965)	(154,426)	(409,989)
Other operating income	19,706	53,239	3,036	16,199
Other operating expenses	(42,667)	(168,462)	(48,530)	(153,829)
Salaries, benefits, training and social security	(21,403)	(93,363)	(35,610)	(90,044)
Administrative expenses	(48,491)	(112,914)	(39,440)	(114,515)
Financial transaction and other taxes	(27,673)	(77,323)	(17,434)	(44,605)
Financial income	238,125	699,926	228,275	615,942
Financial expenses	(148,945)	(440,683)	(144,770)	(387,197)
Services rendered	39,890	127,266	28,212	79,542
Non-operating income net	3,675	15,255	3,589	13,208
Income tax and social contribution	(18,630)	(58,411)	(2,146)	(17,541)
Profit sharing	(4,850)	(16,677)	(3,728)	(11,728)
Minority interest	(256)	(1,041)	-	-
Extraordinary Item	-	503	-	-
Net income for the period	74,173	228,103	70,226	207,986

(c) Credit card companies, including the jointly controlled companies are as follows: Unicard Banco Múltiplo S.A. (100%), Redecard S.A. (31,943%), Hipercard Administradora de Cartões de Crédito Ltda, (100%) and Hipercard Banco Múltiplo S.A. (100%):

Combined balance sheet	September 30, 2005	June 30, 2005
Assets
Current and long-term assets	5,232,120	4,991,601
Cash and due from banks	3,851	4,591
Interbank investments	9,859	6,686
Marketable securities	304,056	577,410
Interbank and interdepartmental accounts	8,785	3,504
Lending operations	2,636,135	2,294,689
Deferred tax and prepaid taxes	659,321	672,816
Other credits and other assets	1,610,113	1,431,905
Permanent assets	547,990	556,930
Total	5,780,110	5,548,531

Liabilities
Current and long-term liabilities	4,485,266	4,492,220
Deposits	1,297,900	1,358,624
Borrowings and onlendings	155,298	145,295
Resources from securities issued	224,492	242,248
Interbank and interdepartmental accounts	356	102
Derivative financial instruments	65	116,795
Other liabilities	2,807,155	2,629,156
Minority interest	308,343	296,005
Stockholders’ equity	986,501	760,306
Total	5,780,110	5,548,531

		Nine-months		Nine-months
	Quarter ended	ended	Quarter ended	ended
	September	September	September	September
Combined statement of income	30, 2005	30, 2005	30, 2004	30, 2004
Revenue from financial intermediation	336,865	905,489	322,566	1,030,119
Expenses on financial intermediation	(54,532)	(143,816)	614	(139,905)
Provision for credit losses	(85,166)	(215,987)	(94,333)	(273,744)
Services rendered	175,963	449,686	244,928	670,737
Salaries, benefits, training and social security
and other administrative expenses	(148,578)	(392,780)	(182,631)	(499,456)
Acquisition costs and other	(61,277)	(161,090)	(84,871)	(237,247)
Financial transaction and other taxes	(6,926)	(123,955)	(57,502)	(172,385)
Other operating income (expenses)	(57,760)	(372,392)	(19,326)	(61,201)
Non-operating income, net	(451)	1,351	(3,756)	(6,174)
Income tax and social contribution	(33,309)	25,393	(29,762)	(90,801)
Profit sharing	(2,922)	(6,994)	(7,631)	(20,111)
Minority interest	-	(8,778)	(17,752)	(17,752)
Net income (expenses) for the period	61,907	(43,873)	70,544	182,080
Provision for the period (Note 12(b(1))	-	171,671	-	-
Adjusted net income (expenses)
for period	61,907	127,798	70,544	182,080

(d) The companies which carry out consumer credit operations include Banco Fininvest S.A. (100%), Fininvest – Negócios de Varejo Ltda. (100%), Microinvest S.A. – Sociedade de Crédito a Microempreendedor (100%), Wale S.A. Distribuidora de Títulos e Valores Mobiliários (100%), Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (50%), Banco Investcred Unibanco S.A. (50%) and Ponto Frio Leasing S.A. – Arrendamento Mercantil (50%):

Combined balance sheet	September 30, 2005	June 30, 2005
Assets
Current and long-term assets	3,897,321	3,634,416
Cash and due from banks	3,855	3,286
Interbank investments	14,771	31,872
Marketable securities	729,089	523,014
Interbank and interdepartmental accounts	12,016	41,227
Lending operations	2,453,114	2,452,679
Other credits and other assets	684,476	582,338
Permanent assets	173,088	164,824
Total	4,070,409	3,799,240

Liabilities
Current and long-term liabilities	3,246,439	3,020,303
Deposits	2,410,690	2,217,811
Interbank and interdepartmental accounts	14,750	31,913
Borrowings	1,707	163
Derivative financial instruments	226	995
Other liabilities	819,066	769,421
Stockholders’ equity	823,970	778,937
Total	4,070,409	3,799,240

		Nine-months		Nine-months
	Quarter ended	ended	Quarter ended	ended
	September	September	September	September
Combined statement of income	30, 2005	30, 2005	30, 2004	30, 2004
Revenue from financial intermediation	511,150	1,424,586	323,922	979,652
Expenses on financial intermediation	(107,470)	(271,299)	(48,220)	(133,362)
Provision for credit losses	(211,467)	(499,000)	(102,349)	(316,298)
Services rendered	105,665	274,354	69,064	195,672
Salaries, benefits, training and social security
and other administrative expenses	(185,523)	(536,415)	(135,780)	(403,434)
Acquisition costs and other	(6,797)	(43,129)	(6,756)	(14,123)
Other operating income (expenses)	(12,518)	(51,196)	(15,433)	(48,553)
Financial transaction and other taxes	(39,069)	(112,293)	(24,304)	(66,966)
Non-operating income, net	1	488	(1,029)	(1,018)
Income tax and social contribution	(3,293)	(17,250)	(6,127)	(27,672)
Profit sharing	(2,914)	(9,392)	(1,583)	(10,393)
Minority interest	(2,179)	(439)	-	-
Net income for the period	45,586	159,015	51,405	153,505

23. Other Information

(a) Assets leased to third parties, in the amount of R$1,165,890 (June 30, 2005 - R$1,089,559), net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$640,456 (June 30, 2005 - R$578,071) and the residual value received in advance from these lessees amounts to R$433,197 (June 30, 2005 - R$406,456), classified as a reduction of leasing operations. Leases of third parties assets are not material.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover eventual losses, taking into account the nature of the activity. At September 30, 2005, the insurance coverage on properties and other assets in use totaled R$1,169,664 (June 30, 2005 - R$1,178,651) in Consolidated.

(c) Up to September 30, 2005, two agreements were entered into for the compensation and liquidation of obligations within the National Financial System (SFN), in accordance with Resolution 3.263 of the National Monetary Council (CMN) of February 24, 2005.

* * *

(Convenience translation into English from the original previously issued in Portuguese)
UNIBANCO HOLDINGS S.A DATE –SEPTEMBER 30, 2005 QUARTERLY INFORMATION

COMMENTS ON PERFORMANCE FOR THE QUARTER	Corporate Legislation

Brazilian Economy

A marginal decline in activity, particularly in the manufacturing sector, relative to the prior quarter set the tone for the economy in 3Q05. During the period, the perception that former price pressures had been contained and that headline inflation was converging to the official target motivated the Central Bank to start in September, a gradual easing cycle, cutting the Selic rate down to 19.50% p.a. from 19.75% p.a., after meeting in September 2005.

The large liquidity in global capital markets, the vigorous exports, improving solvency indicators, both domestically and internationally, have contributed to the perception that Brazil’s Sovereign Risk was decreasing. The Embi-Brazil index reached 344 basis points at the end of 3Q05, representing decrease of 8.8% from the previous quarter.

This scenario favored the domestic currency, which continued to gain ground, appreciating 5.5% in the quarter and 16.3% since the end of 2004. This motivated the National Treasury to absorb excess currency inflows by purchasing dollars in the spot market.

In 3Q05, the cumulative inflation (measure by IPCA) was 0,8%, bellows the figure for 2Q05 of 1,3%. During the 9M05, the cumulative inflation reached 4.5% .

Performance

Unibanco Holdings assets consist exclusively of its participation in Unibanco’s capital. The entirety of Unibanco Holdings equity is invested in Unibanco - União de Bancos Brasileiros S.A. and therefore its performance and operating results reflect those of Unibanco.

In 3Q05, Unibanco Holdings S.A. net income was R$260 million, or R$0.32 earnings per share. Stockholders equity at quarter-end was R$5,229 million. The ROAE was impacted by tax provisioning (PIS and Cofins) on revenues from interest on capital stock in the period, reaching 21.6% . The company is disputing these taxes and has already won an interlocutory injunction, free of bond, in the lower courts. The provision constituted for this contingency was R$75 million as of September 30, 2005.

Assets

Unibanco Holdings consolidated total assets reached R$88,430 million at the end of September 2005, up 6.9% from June 30, 2005, mostly as result of loan portfolio growth, mainly, in the Retail segment, and also due to funding obtained in the open market. The Perpetual Securities issuance, total amount of US$500 million, also triggered total assets growth.

Loan portfolio

Loan portfolio grew by 24.0% over the past 12 months. The highlight was the Retail portfolio up 34.9%, in line with the efforts to increase market share in this higher-margin and more profitable segment.

The credit portfolio increased 16.0% in 9M05, more than double the rate of growth registered for 9M04 (7.2%); as a consequence of the commercial bank (individuals) and other companies portfolio (24.6% in 9M05 versus 11.8% in 9M04) and small and medium enterprises (SMEs) loan portfolio (20.1% in the 9M05 versus 10.0% in 9M04).

Retail credit portfolio, which comprises individuals and SMEs, accounted for 56% of the portfolio at the end of the quarter, compared with 52% in September 2004.

The Wholesale loan portfolio increased 12.4 % since September 2004. In September 2005, the dollar-indexed loan portfolio rose to US$2,756 million from US$2,192 million in September 2004. However, due to local currency appreciation, this loan portfolio posted a 2.3% drop, in Reais, in the period.

Individuals loan portfolio totaled R$14,061 million at the end of September 2005, with a cumulative growth of 33.2% over the past 12 months. The highlight was the growth of consumer credit companies of 37.2 % in the last 12 months, and 8.4% in the quarter, which include credit card companies (Unicard and Hipercard) and consumer finance companies (Fininvest, PontoCred, LuizaCred and SonaeCred). Commercial bank and other companies loan portfolio grew by 30.5 % over the past 12 months.

Corporate loan portfolio increased by 19.0 % over the last 12 months and 4.7 % in the past 3 months, bolstered by the growth in the loan portfolio of small and medium enterprises (SMEs), which increased 38.4% Y-o-Y and 5.4 % Q-o-Q. It is important to note, in this segment, the focus on accounts receivable financing, overdraft, guaranteed accounts, working capital lending, BNDES-Finame funded loans, and cross-sales that resulted in an impressive conquest in new payroll accounts and the accreditation of new retailers and co-branded cards partners.

Allowance and Provisions for Loan Losses

The balance for consolidated allowance for loan losses at the end of the quarter was R$1,789 million, or 4.9% of the total loan portfolio, composed of:

R$710 million in compliance with Resolution 2,682, related to overdue credits;
R$690 million relative to risk parameters contemplated by Resolution 2,682, for falling due credits;
R$389 million based on more conservative percentages than those required by the Regulatory Authority.

The balance of credits rated from AA to C comprised 92.6% of the total loan portfolio at quarter-end, up from 92.2% in September 2004. Credits rated from E to H made up 4.3% of the total loan portfolio, down from the 4.9% in September 2004, and also lower than allowance for loan losses over total loan portfolio of 4.9% .

The allowance for loan losses over the loan portfolio rated E-H stood at 112.1% at the end of the quarter, in line with the percentage reached in June 2005, and significantly higher than the 95.8% on September 30, 2004.

Funding

Total deposits and assets under management (AUM) reached R$70,254 million at the end of the quarter, including R$35,700 million from assets under management.

In September 2005, core deposits (demand deposits, savings deposits and SuperPoupe deposits) increased 10.7% from September 2004. This growth rates surpasses the market average (6.6% over the same period in 2004), a positive sign that Unibanco’s initiatives to improve funding composition have been on target. In the quarter, core deposits growth was in line with the market growth, with highlight for the Superpoupe’s increase of 11.8%

Investment funds and portfolios under Unibanco´s Assets under Management (UAM) stewardship had R$35,700 million in assets at quarter-end, up 9.3% from September 2004.

Funding in local currency totaled R$54,633 million on September 30, 2005 up 4.5% from September 2004, mostly as result of the growth in deposits and a drop in funding obtained in the open market. Total funding in foreign currency decreased 3.8% in the last 12 months in local currency terms to R$14,253 million on, under the impact of a 22.3% appreciation of the Brazilian Real in the period.

In July 2005, Unibanco placed, through its Grand Cayman branch, US$500 million in perpetual securities, rated Ba2 by Moody’s Investors Service. Interest on these bonds will accrue at an annual rate of 8.7% per annum, paid on a quarterly basis. The Security may be subjected to redemption by Unibanco, in whole, on July 29th, 2010 or any interest payment date occurring thereafter, upon Brazilian Central Bank approval. This subordinated debt in foreign currency explains the growth of 77.7% in the quarter.

Capital Adequacy and Fixed Asset Ratios

The following table details the changes in Unibanco’s BIS ratios over the quarter and the year:

BIS Ratio Variation (%)	Quarter	12 Months

BIS Ratio at the beginning of the period	16.1	15.4
Changes in risk weighted assets	(0,9)	(2,3)
Changes in market risk coverage - interest rates	-	0,2
Changes in market risk coverage - foreign exchange rate	0,6	1.5
Reference equity growth	-	-
Tier I	0,7	1.5
Tier II	-	0,2
Perpetual Securities (1)	1.7	1.7
BIS Ratio on September 3D, 2005	18.2	18.2

(1) Pending on Central Bank's approval as Tier I or II classification,

The breakdown in reference equity between Tier I and Tier II, as of September 30, 2005, is as follows:

	Reference Equity (R$ millions)	BIS ratio (%)

Tier I	9,075	14.0
Tier II	1,569	2.4
Perpetual	1,128	1.7
Total	11,772	18.2

(1) Pending on Central Bank's approval as Tier I or II classification.

The fixed asset ratio, as of September 2005, stood at 41.4%, with an expressive improvement from the 47.8% ratio obtained in September 2004, primarily as result of incorporated companies’ goodwill amortization in the end of 2004, and stockholders’ equity growth.

Efficiency Ratio

Unibanco’s efforts to optimize revenues and rationalize expenses continue to bear results: the efficiency ratio reached 51.4% in 3Q05 from 61.2% in 3Q04.

Main Businesses

Retail

Unibanco’s Retail segment reached 19.7 clients throughout the country. The full-service commercial bank serves individuals and small and medium enterprises (SMEs); Unicard and Hipercard provide credit card companies; Fininvest, PontoCred and LuizaCred, among others, focus on consumer finance; Banco Dibens and Unibanco Financeira offer financing for cars and commercial vehicles (auto financing).

Retail loan portfolio reached R$20,820 million, up 34.9 % for the past 12 months. These loans comprised 56% of Unibanco’s total loan portfolio in September 2005, up from 52% in September 2004, in line with the strategy of growing business in higher-margin segments.

Branch Network

At the end of 3Q05, Unibanco had a network of 909 branches and 359 corporate-site branches. Unibanco’s branches have been undergoing remodeling since the beginning of the year, when the new logo and new marketing positioning were formally launched. However, the remodeling process goes beyond physical layout and logo to accommodate a New Service Model.

The New Model aims at improving service efficiency, through the rationalizating the network processes, optimizing management time and developing tools in order to reduce time of response to client’s demand.

SMEs

The Retail banking business segment serves small and medium enterprises (SMEs), with annual sales up to R$150 million, offering credit facilities, account receivables financing and payroll services, in addition to cash-flow management products. The affiliation of credit cards in retailers over performed in the quarter, with 57,000 new accredited retailers, representing a continuous growth through out the year. This segment serves over 500,000 clients.

The SMEs loan portfolio reached R$6,759 million, up 38.4 % in the last 12 months. The highlight of the period was the increase in participation of the account receivables linked products.

Consumer Credit Companies

Unibanco’s Consumer Credit Companies covers consumer finance and credit cards segments trough Unicard, Hipercard, Fininvest, PontoCred (partnership with Globex, Ponto Frio department store chain’s parent company), LuizaCred (partnership with Magazine Luiza department store chain), SonaeCred (partnership with Sonae distribution chain), and Redecard (joint-venture with three other partners)

Credit Card Companies

Unibanco’s credit card business is constituted by Unicard, a credit card issuer, and Hipercard, credit card acquirer and issuer. Together, these companies posted a R$231 million net income in 9M05, up 58.2% from 9M04. In the quarter, the net income reached R$76 million, up 20.6% from 3Q04.

The consolidated revenues, as measured by total credit card charges and cash withdrawals, reached R$3,785 million in 3Q05, up 35.1% and 16.6% from 3Q04 and 2Q05, respectively. The loan portfolio totaled R$3,325 in September 2005, a 42.8% growth from the same period in the previous year and 15.4% from June 2005. The number of transactions was up 14.9% from 2Q05.

Hipercard’s acquiring network has reached more than 102,000 points-of-sale, 83% located in the Northeast of Brazil.

Unicard innovated in offering the option to pay bills via credit card, increasing the depth of cross-sales. Unicard also maintained its nationwide leadership in the co-branded credit card segment.

Redecard

Redecard is responsible for the capturing and transmitting all of credit and debit cards transactions of the MasterCard, Maestro, Diners Club, and RedeShop brands in Brazil. Redecard also provides some products and services for its customers, such as leasing to retailers machines used for the processing of debit and credit card transactions.

Consumer Finance Companies

Fininvest, PontoCred, LuizaCred e SonaeCred constitute the consumer finance segment companies, which contributed with R$49 million equity income in 3Q05, and R$169 million in 9M05. The 3Q05 result reflects an increase in loan coverage and a larger provision for loan losses on account of discontinuing some Fininvest’s operations.
Consumer finance companies loan portfolio totaled R$2,734 million in September 2005, up 35.7% in 12 months.

Auto Financing

Unibanco operates nationwide in the Auto Financing segment through Dibens and Unibanco Financeira brands. It finances all sorts of vehicles, from motorcycles and passenger cars to buses and heavy trucks. Unibanco is the industry leader in the financing of heavy commercial vehicles.

The auto financing business posted a R$11 million net managerial income in 3Q05 and R$29 million in 9M05. At the end of September, the segment had a R$4,368 million loan portfolio, up 30.5% from the same period in 2004.

Annuity

Unibanco Capitalização is responsible for the annuity business; the 3Q05 revenues totaled R$102 million, up 20.0% from 3Q04, with marketing efforts for the MegaPlin, as a main feature. In 9M05, Unibanco Capitalização sales totaled R$290 million, up 21.3% from 9M04.
The Unibanco Capitalização net income was R$19 million in 3Q05 and R$59 in 9M05, a growth of 18.8% and 20.4% from 3Q04 and 9M04, respectively, this increase was due to relevant commercial efforts during the period.

Wholesale

The Wholesale serves companies with annual sales above R$150 million, in addition to institutional investors. The segment strategy blends regional coverage and industry-specific expertise, focused on the development of long-term relationship banking. Unibanco’s Wholesale segment has been consistently well-positioned in M&A, Project Finance and Fixed Income and Equity Capital Markets.

The wholesale loan portfolio grew by 12.4 % in the past 12 months. Dollar-indexed credit portfolio was US$2,756 million at the end of the quarter, compared with R$2,192 million in September 2004.

The main highlights of the Wholesale segment in the quarter were:

  Lead manager in seven debenture issues (Telemar, Vicunha Siderurgia, Sanepar, Celpe, AES-Tietê, Net and Eletropaulo), in the total amount of R$3.4 billion. Unibanco occupies the 2nd place in Anbid’s ranking of debenture origination and distribution.
  Lead manager in important equity transactions. In September 2005, the Wholesale segment led a secondary public offer of 86.1 million of Unibanco Units, held by Caixa Brasil SGPS S.A., totaling R$1.8 billion, which constituted the largest transaction involving a Brazilian company since 2002. In July 2005, Unibanco managed OHL Concesiones’ IPO, in the amount of R$496 million.
  Disbursement of R$589 million as a financial agent for BNDES (Brazilian National Social and Economic Development Bank), ranking 2nd in BNDES-exim onlendings, with R$257 million disbursed, and 3rd in the overall ranking. In the 9M05, Unibanco also ranked 2nd in BNDES-exim onlendings and 3rd in the overall ranking, corresponding to a 21.2% and 9.9% market share, respectively.
  Total balance of US$1.8 billion in trade finance and international warranties transactions. Unibanco attained a 4.8% growth in its locally-originated trade finance transactions, reaching US$955 million. Domestically issued warranties and letters of credit totaled US$288 million in the quarter, up 8.7% from 2Q05, whereas trade finance transactions originated offshore were up 7.2% in the quarter.
  Managed the structuring and distribution of shares in the Cataguazes-Leopoldina Credit Rights Investment Fund, totaling R$210 million.
  Financial advisory services to the following groups: USJ – Açúcar e Álcool on the project and implementation of a new industrial plant involving R$186 million; Rezende Barbosa, on the implementation of an investment project worth R$73 million; Queiroz Galvão Perfurações, on the structuring of a financial transaction totaling R$45 million; and Concessionária Rodoviária Vianorte, on the development of a complementary investment project in the amount of R$45 million.
  Attained the 2nd position in Cetip’s ranking of most active banks in the swap market. The cumulative portfolio reached R$2.3 billion, boosting the bank’s position among the most active firms in derivative structured transactions for clients.
  Equity Research department recognized as one of the Top 10 Research Houses in the 2005 ranking of Institutional Investor’s All-Brazil Research Team, with analyst Tânia Sztamfater winning the 1st place in the consumer goods category, and Carlos Albano placing 3rd in the category of Aerospace, Transportation and Industrals.

Insurance and Private Pension Plans

The insurance and private pension plans businesses registered R$81 million net income in 3Q05, and R$241 million in 9M05. Annualized ROAE was 24.5% and 23.4% in 3Q05 and 9M05, respectively. Insurance and private pension consolidated technical reserves stood at R$6,678 million in September 2005, up 30.8% from 3Q04.

Insurance and private pension Plans consolidated revenues totaled R$1,069 million in 3Q05 and R$3,280 million in 9M05.

The combined ratio, which is a measure of operational efficiency for insurance companies, was 99.3% in 9M05 and 99.5% in 3Q05, maintainning below 100%. In its extended concept, which includes financial revenues, the combined ratio for the quarter was 86.3%, compared with 87.7% in 3Q04.

Unibanco Insurance and Pension Plans segment currently occupies the 4th position, with a 7.8% market share as of August 2005, according to the rankings by Susep (Private Insurance Regulatory Body), Anapp (National Association Of Private Pension Funds) and ANS (supplementary health insurance regulatory agency).

The Pension Plans business registered a net income of R$53 million in 9M05, a 12.8% growth compared with the same period of 2004. Revenues from this business totaled R$266 million in 3Q05 and R$920 million in 9M05.

Unibanco AIG Vida e Previdência ranked 4th, in terms of revenues, among pension plans as of August 2005. In terms of corporate pension plans sales, Unibanco AIG Previdência took the 2nd place by cumulative revenues, reaching R$536 million in the 9M05, according to Anapp’s data survey. The company serves 1,264 corporate clients and 759,000 individual costumers, of which 233,000 are enrolled in corporate plans, with a 25,1% market share.

Wealth Management

Unibanco Asset Management (UAM) closed September 2005 with R$35,700 in assets under management, up 1.7 % for the quarter and 9.3 % in the last 12 months. Its market share in September 2005 was 4.9% .

In October 2005, UAM launched two additional programs aimed at expanding UAM’s client-base while boosting its synergies with the credit card business. The “PoupeGanhe” campaign promotes lotteries for cars and homes for its investors, while the PopeVoe program, through the “Fundo Mais Milhas DI” (Mais Milhas DI Fund), awards extra airline free miles to Unicard Smiles cards holders.

Standard & Poors affirmed on July 20, 2005 the AMP1 (Very Strong) rating issued to UAM’s Asset Management – Banco de Investimento S.A., reflecting the quality of UAM practices in managing third parties' funds.

Performance

Unibanco Holdings 3Q05 net income was R$260 million, up 39.3% from the 3Q04. The annualized return on average equity reached 21.6% in 3Q05. 9M05 net income was R$731 million, up 45.3% from the same period in 2004.

Operating income, 9M05 versus 9M04, posted a growth of 52.5%, reaching R$2,134 million.

Fees from Services Rendered

Total fees reached R$870 million in 3Q05, up 20.5% in the past 12 months, excluding fees from Credicard and Orbitall, both sold during 4Q04.

Banking fees totaled R$479 million in 3Q05, up 17.4% from 3Q04; with strong growth in revenues from capital markets transactions. Credit card fee revenues, at R$286 million in 3Q05, were up 33.6% from 3Q04, bolstered by the growth in the credit-card base, sales campaigns and synergies with the branch network.

Fees from asset management totaled R$305 million in 9M05, up 6.3% from 9M04, reflecting the growth in assets under management.

Personnel and Administrative Expenses

Personnel and administrative expenses increased 1.3% in 9M05 from 9M04, as result of gains in cost-efficiency and the sale of Credicard and Orbitall. The increase in personnel and administrative expenses was 7.4% in 3Q compared to 2Q05, despite the impact, fully absorbed, in September, of the new collective bargaining agreement that included a 6.0% wage increase and an non-recurring R$1,700 bonus payment per employee.

Given the effects of the restructuring process, adherence to the cost control program and the budgetary discipline through 9M05, Unibanco estimates that personnel and administrative expenses will post a growth below 2% in 2005.

Human Resources

Unibanco’s Human Resources department is committed to promote professional growth, aligning the personnel interests to its major strategic objectives. With 28,841 employees, the bank invested, in 9M05, R$19.8 million in staff development, including MBA programs in Brazil and abroad, and the courses on “Providing Service with Excellence” and “People Management”.

The “Providing Service with Excellence” targets upgrades customer services practices at branch level and has trained 9,396 employees by the end of September 2005.

Since 1997, external consultants have conducted a periodical assessments of organizational environment and employee satisfaction at Unibanco. In 2005, the employee satisfaction index reached 75%, while the employee motivation index hit a record 77%.

Corporate Governance

Stock Exchange Indices

Unibanco Units (UBBR11) are part of the main stock indices in the Brazilian market. The table below details the Units weight in each of the indices, according to revisions in May and September 2005:

Index	Weight (%)
	5/2/2005	9/2/2005

Ibovespa	0,984	1,264
IBrX-50	2,955	3,156
IBrX-100	2,604	2,799
IGC	4,736	4,933

Interest on Capital Stock

Unibanco and Unibanco Holdings pay interest on capital stock to their shareholders on a quarterly basis. The latest distribution was disbursed on October 31, 2005, in the terms described in the table below:

						R$ per share

	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT*	GDS**
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB

Gross Value	0,0388235	0,0427059	0,0337633	0,0337633	0,0764692	0,3823460

Net Value	0,0330000	0,0363000	0,0286988	0,0286988	0,0649988	0,3249940

(*) Each UNIT represents one preferred share of Unibanco and one preferred share of Unibanco Holdings.
(**) Each GDS listed on the New York Stock Exchange (NYSE: UBB) is equivalent to 5 Units.

Unibanco’s dividend distribution policy determines a minimum payment of 35% of the annual net income, ex-legal reserves (5%). Unibanco Holdings distributes the entirety of its net income, after legal reserve deduction, to its shareholders.

Other Highlights

Units and GDSs Public Offerings

The Public Offering of Units and GDSs was successfully completed on September 23, 2005. The Offer, one of the largest in the Brazilian market in the last years, amounted to approximately R$1.8 billion, including the total performance of the greenshoe option. Demand for Units and GDS surpassed the offering book by three times.

The offering price was R$20.49 per Unit (Bovespa: UBBR11) and US$44.00 per GDS (traded at the New York Stock Exchange), representing a discount of less than 0.3% to the closing price at the pricing day.

The Public Offering added new and important institutional investors to Unibanco's shareholders' base. It is important to mention that not only the emerging market funds acquired Unibanco stocks, but also large investors that trade stocks worldwide. Moreover, 1,415 investors participated in the Brazilian offering, of which more than 900 were individuals.

Following Unibanco's commitment to respect and incentive non-institutional investors, every single purchase order up to R$300,000 was completely fulfilled.

Fastest Internet Banking in the Market

Unibanco provides the fastest Internet Banking service in the market, with an average 16-second access time to checking-account informations, against an average 30-second among its main competitors, according to a survey conducted by SiteSeeing. To cut down access and processing time, Unibanco in recent months incorporated a leading edge technology to reconstruct its navigation menus.

Social Responsibility

Instituto Unibanco

The year 2005 has marked continued achievements by Instituto Unibanco, with the establishment and renewal of partnerships intended at carrying out the following projects:

  From the Streets into Companies (Municipal Bureau of Social Welfare of Rio de Janeiro and Life, an NGO);
  Junior Achievement Program (with the same name NGO)
  Basic Training for Senior Citizen Caretakers (SEADS)
  Arts and Crafts Area (Rio de Janeiro City Council and Aplauso Rio, an NG0)
  Citizenship Training (the Carpe Diem Association)
  Solidary Literacy (with a similarly named NGO)
  Apprentice Studio (with CIPO, an NGO), “Se Liga e Acelera” (EDH – Lide);
  Preparation for Work Program (Solidary Training).
  Central Avenue (with BEI Editora )
  Young Volunteer Partners (with the NGO Parceiros Voluntarios)
  Project Involve (State Education and Social Development Department and a group of another 31 institutions)

All the projects above involve educational activities aiming at the social inclusion of low-income young people.

Equator Principles

Since June 2004, Unibanco adopted the Equator Principles, a set of social and environmental requirements for the loan approval proceedings for infrastructure projects, implemented by the International Finance Corporation, a World Bank subsidiary. Unibanco was the first financial institution in Brazil – and in developing countries – to adopt the Equator Principles.

Since then, some fifteen projects have been submitted to the EqP (Equator Principles) guidelines. After the initial assessment for credit approval, all these projects have been monitored in accordance with the stipulations of the Financial Contract, the Environmental Assessment Report, and the Social and Environmental Questionnaire.

(Convenience translation into English from the original previously issued in Portuguese)
SERVIÇO PÚBLICO FEDERAL CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR	Date September 30,
COMMERCIAL, INDUSTRIAL AND OTHERS COMPANIES	Corporate Legislation

IDENTIFICATION

1 – CVM CODE 01475-3	2 – CORPORATE NAME UNIBANCO HOLDINGS S.A.	3 - CNPJ 00.022.034/0001-87

INVESTMENT IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 - ITEM 1	2 - NAME OF THE SUBSIDIARY/ASSOCIATED UNIBANCO - UNIÃO DE BANCOS BRASILEIRO	3 - CNPJ 33,700,394/0001	4 - CLASSIFICATION LISTED SUBSIDIARY COMPANY
5 - % INTEREST ON SUBSIDIARY CAPITAL 59.18
6 - % ON STOCKHOLDERS' EQUITY OF THE INVESTOR 99.99
7 - TYPE OF COMPANY FINANCIAL INSTITUTION
8 - NUMBER OF SHARES HOLDED IN THE CURRENT QUARTER (Units) 812,866,400
9 - NUMBER OF SHARES HOLDED IN THE PRIOR QUARTER (Units) 830,333,864

(Convenience translation into English from the original previously issued in Portuguese)
UNIBANCO HOLDINGS S.A. QUARTERLY INFORMATION
Date - September 30, 2005
OTHER MATERIAL INFORMATION FOR THE COMPANY	Corporate Legislation

(a) List of the shareholders that hold more than 5% of voting capital, direct or indirect as of September 30, 2005:

		Common shares/ quotas		Preferred shares/ quotas		Total

Shareholders	Shareholders’ nationality	Quantity	%	Quantity	%	Quantity	%
Unibanco Holdings S.A.
- E. Johnston Repres. e Part. S.A.	Brazilian	256,133,816	92.51	56,950	0.01	256,190,766	30.85
- Treasury stocks		-	-	17,467,460	3.16	17,467,460	2.10
- Other		20,734,136	7.49	535,941,510	96.83	556,675,646	67.05
Total		276,867,952	100.00	553,465,920	100.00	830,333,872	100.00

E. Johnston Repres. e Part. S.A.
- E. Johnston Participações Ltda.	Brazilian	138,772,343	86.63	-	-	138,772,343	86.63
- Walther Moreira Salles Júnior	Brazilian	7,789,035	4.86	-	-	7,789,035	4.86
- Pedro Moreira Salles	Brazilian	7,789,036	4.86	-	-	7,789,036	4.86
- João Moreira Salles	Brazilian	5,841,776	3.65	-	-	5,841,776	3.65
-Outros		2	-	-	-	2	-
Total		160,192,192	100.00	-	-	160,192,192	100.00

E. Johnston Participações Ltda.
- Fernando Roberto Moreira Salles	Brazilian	-	-	40	16.66	40	8.34
- Walther Moreira Salles Júnior	Brazilian	90	37.50	70	29.17	160	33.33
- Pedro Moreira Salles	Brazilian	90	37.50	70	29.17	160	33.33
- João Moreira Salles	Brazilian	60	25.00	60	25.00	120	25.00
Total		240	100.0	240	100.00	480	100.00

(b) Unibanco Holdings’ shareholders position as of September 30, 2005:

Shareholders	Common shares	%	Preferred shares (*)%		Total	%
Controller	256,133,816	92.51	56,950	0.01	256,190,766	30.85
Management
Board of directors	1	-	3,092,234	0.56	3,092,235	0.37
Board of officers	-	-	284,927	0.05	284,927	0.03
Treasury stocks	-	-	17,467,460	3.16	17,467,460	2.10
Other shareholders	20,734,135	7.49	532,564,349	96.22	553,298,484	66.65
Total	276,867,952	100.00	553,465,920	100.00	830,333,872	100.00
Outstanding shares (**)
	20,734,136	7.49	535,941,510	96.83	556,675,646	67.04

(*) The amount, recorded of preferred shares of the Board of Directors is composed by 3,092,234 Units. The amount recorded of preferred shares of the Board of Officers is composed by 284,927 Units.

(**)The outstanding shares were calculated in accordance with the definition of the Regulation of BOVESPA’s Corporate Governance Practices.

(c) Unibanco Holdings’ shareholders position as of Sptember 30, 2004.

Shareholders	Common shares	%	Preferred shares (*)%		Total	%
Controller	247,778,104	78.62	2,523,713	0.48	250,301,817	29.68
Management
Board of directors	3	-	2,713,135	0.51	2,713,138	0.32
Board of officers	-	-	259,927	0.05	259,927	0.03
Treasury stocks	-	-	13,391,635	2.54	13,391,635	1.59
Other shareholders	67,367,768	21.38	509,270,477	96.42	576,638,245	68.38
Total	315,145,875	100.00	528,158,887	100.00	843,304,762	100.00
Outstanding shares (**)	67,367,771	21.38	512,243,539	96.99	579,611,310	68.73

(*) The amount, recorded of preferred shares of the Board of Directors is composed by 2,713,135 Units. The amount recorded of preferred shares of the Board of Officers is composed by 259,927 Units

(**)The outstanding shares were calculated in accordance with the definition of the Regulation of BOVESPA’s Corporate Governance Practices.

Independent Auditing

In order to safeguard the independence of its external auditors, Unibanco’s management embraces the policy of limiting their services other than independent auditing. We inform that for the nine-months ended September 30, 2005, Unibanco performed the payment related to the professional services of independent auditing from PricewaterhouseCoopers Auditores Independentes to a total of R$1,963 thousand, that represents around 24% of professional services other than independent auditing refer to technical support for the project implemented in order to fulfill the requirements of article 404 of the Sarbanes-Oxley law, passed in the United States. Such project began in October 2004 and is expected to end by September 2005.

The policy adopted by Unibanco meets the principles of safeguarding the independence of its auditors, as per Brazilian and international standards. Contracts signed with the independent auditors after the date of implementation of the Audit Committee were all examined by that body and duly approved. Moreover, Unibanco, in agreement with its independent auditors, concluded that said services are consistent with the function of independent auditing, neither representing any violation of the applicable standards of independence nor affecting the auditors’ objectivity, because of the scope and the procedures carried out.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2005

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer